Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 33241 [redacted] 405 - 332428
Trans [redacted] 80 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, may 28th , 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Treasurer
llevel@manpa.com.ve
Fax N° 58-212-901-23-17

Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Enclosures:

- ✓ Documents corresponding to the General Shareholder´s Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 18TH, 2002.

- ✓ Documents corresponding to the decree common cash dividend of two bolivars (Bs. 2.00) per share.

- ✓ Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Interim Consolidated Financial Statements as of March 31, 2002 (Expressed in Historic and Restated Bolivars as of March 31, 2002).

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RECEIVED MAY 30 2002

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of Manpa]

Caracas, April 22, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION

Present.

For your due knowledge and subsequent purposes, enclose please find documents specified herein below, corresponding to the General Shareholder's Meeting of this company held on April the 18th, 2002 in order to comply with the provisions of the Regulations about Periodical or Eventual Information that has to be submitted by people subject to control by the National Securities Commission:

- Minute of Shareholder's Meeting Certificate
- Notices published in two (2) major daily newspaper
- Annual Report
- Consolidated Financial Statements in bolivars and dollars, years ended at December 31, 2001.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclose as indicated. ———————————————————————————

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **General Shareholders' Meeting** dated **February 18, 2002** which is inserted in the Shareholders Book of this company, and textually reads as follows: "*As of today, the* ***Fourteenth (18th) day of February of Two Thousand Two (2002)*** *at 3:00 p.m., there gathered shareholders of* ***MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.****, indicated herein below , at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Nacional and El Universal, dated February 10, 2002 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the* ***General Shareholders' Meeting*** *to be held* ***at 3:00 p.m., on February 18, 2002*** *in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors; 2) Appointing the members of the Board of Directors for the next statutory period; 3) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders. Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from the date of publishing*

this notification. Caracas, February 8, 2002. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **two thousand seven million nine hundred thirty thousand one hundred sixty-three (2,007,930,163) shares**, that is, more than **eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Point of the notice** – which was read out – that is, **Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors**. Company Financial Statements and consolidated financial statements as well as the management report by the Board of Directors were read out, being unanimously approved by the attending shareholders. Company Administrators refrained from voting.

Immediately, the **Second Item** of the notice was considered, that is, **Appointing the members of the Board of Directors for the next statutory period**. Roberto Yépez Soto used his right to speak and suggested appointing as Main Members of the Board of Directors the following persons: **CARLOS DELFINO T., JUAN CARLOS CARPIO DELFINO, ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, ELENA DELFINO P., ALICIA MARIELA PAPARONI, CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ** and **JULIO BUSTAMANTE**, and as **Acting Members**: **ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, RICARDO VEGAS** and **ANGEL J. RAMIREZ**. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item** of the notice was considered, that is, **Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders**. Carlos Delfino

T. used his right to speak and read out the following proposal from the Board of Directors: It is hereby proposed to decree a common cash dividend of Two (2) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities Commission, payable from the ninth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one or more portions.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed above.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal, and the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the Twenty-Second (22nd) day of April of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.——————————————————————————

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

State of Quorum. Ordinary.

Total Shareholders: 2,294,009,424

Attending Shareholders: 2,007,930,163

% Quorum: 87,529

Total Class "A" Shareholders: 2,294,009,424

Total Class "A" Attending Shareholders: 2,007,930,163

% Quorum Class "A": 87,529

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALONSO L. GONZALO	**20,838,293**	**0,908**
ACTIPLUS FON. MUT. DE IN CAP. AB. RTA	2,235,160	0,097
ACTIVALORES SOCIEDAD DE CORRETAJE	25,000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE	13,154,783	0,573
BECHAR ALTER TAMARA	126,100	0,005
CHRISTIANSEN NIELSEN LUIS ERNESTO	688,000	0,030
INVERSIONES AURRERA, C.A.	2,049,750	0,089
PRAT PINEDO ARIEL EDUARDO	260,000	0,011
PROSPERAR ENTIDAD DE AHORRO Y PREST	1,000,000	0,044
TRIGO CRESPO GUILLERMO JOSE	200,000	0,009
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	1,099,500	0,048
AÑEZ GUSTAVO	**51,021,642**	**2,224**
INVERSIONES SF118 C.A.	49,768,530	2,169
PAUL DELFINO ALFREDO	1,253,112	0,055
DE LA BASTIDE ALAIN	**12,410,191**	**0,541**
ECONOINVEST CASA DE BOLSA, C.A.	545,000	0,024
ECONOINVEST CASA DE BOLSA, C.A.	11,865,191	0,517

REPUBLICA DE ... INTERPRETE PUBLICO JUDITH X. HERNANDEZ

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
6
JUDITH X. HERNANDEZ MORA

DEGWITZ LUIS GUILLERMO	**10,000**	**0,000**
MONTERO ELIO JOSE	10,000	0,000
DELFINO TOM	**4,230,114**	**0,184**
INVERSIONES PENMAY, C.A.	4,230,114	0,184
EZIO DE LUCA	**400,000**	**0,017**
DE LUCA ESPINOZA ANA ISABEL	400,000	0,017
GONZALEZ DE HARRAKA JACINTA	**323,682**	**0,014**
INVERSIONES INVEMA 2000 C.A.	323,682	0,014
GONZALEZ MARCOS	**3,439,686**	**0,150**
MARAMBIO CORTES OMAR ANTONIO	1,991,810	0,087
MARAMBIO GONZALEZ Y ASOCIADOS	1,447,876	0,063
GONZALEZ NELLY	**494,159,100**	**21,541**
BROWN BROTHERS ARRIMAN & CO	140,000,000	6,103
CLARIDGE, LTD.	350,000,000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0,008
INMOBILIARIA ARA, S.A.	33,600	0,001
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 3240, C.A.	107,500	0,005
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
PAPARONI MICALE FERNANDO	21,000	0.001

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI MICALE FERNANDO CESAR	679,000	0,030
PAPARONI MICALE JOSE GAETANO	150,000	0.007

PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
HERNANDEZ U. JOSE F.	**7,580,179**	**0.330**
BANCO VENEZOLANO DE CREDITO BVE	466,976	0.020
LA CEIBA FONDO MUTUAL DE INVERSIÓN	483,434	0.021
LA CEIBA SDAD. ADMÓN.. F.M. INV. S.A.	135,000	0.006
VALORES VENCRED CASA DE BOLSA, S.A.	1,835,433	0.080
VENCRED, S.A. VENCRED, S.A.	4,659,336	0.203
LEPERVANCHE CARLOS	**186,477,781**	**8.129**
ALMEIDA GIL MARIA DEL CARMEN ZULIA	1,134	0.000
ARAUJO DE SILVA DAIXY NOERLLY	1,890	0.000
AYALA USECHE RICARDO ALFREDO	69,736	0.003
AZUCAR MONTALBAN S.A.	1,435,770	0.063
B.V.C VALORES C.A.	3,739,487	0.163
BETANCOURT OTEIZA GUILLERMO LUIS OC	1,186,840	0.052
BOWEL LEWIS ALBERTO JOHN	1,890	0.000
CARNEVALI FERNANDEZ FERNANDO	23,940	0.001
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CORPORACIÓN CARMEL, C.A.	450,000	0.020
CUADRA ECHEVERRIA LUIS MARIA	1,939,220	0.085
CUADRA Y DEGWITZ CASA DE BOLSA, S.A.	7,690,504	0.335
DITTMER MANZANO EGBERT	402,538	0.018
FARINA FRIXA ANA MARIA	12,138	0.001
GONZALEZ ELFINO ALFREDO	96,500	0.004
GONZALEZ FRANTZIS FREDDY AUGUSTO	360,000	0.016
GONZALEZ REYES JOSE ANTONIO	1,890	0.000
GONZALEZ RODRÍGUEZ WILLIAM ANIBAL	2,394	0.000

ILIJA BRISA LORENZO	1,020,570	0.044
INVERSIONES 0916, C.A.	69,905	0.003
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 3 DE OCTUBRE, C.A.A	815,136	0.036
INVERSIONES 7426, S.A.	1,394,606	0.061
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES TEDEA, C.A.	21,800,000	0.950
INVERSIONES TEDEA_C.A.	23,067,800	1.006
INVERSORA 3-10-64 C.A.	423,150	0.018
INVERSORA CONDEISA C.A.	682,080	0.030
INVERSORA RETA CENTRO OCCIDENTAL C.	903,000	0.039
INVERSORA RETA LLANERA, C.A.	616,206	0.027

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
LANDER SUCRE EDUARDO HENRIQUE	20,000	0.001
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LOAIZA OROPEZA CELIA ROSARIO	1,890	0.000
MARTINEZ DE THOMPSON JUANA CRISTINA	3,900,000	0.170
MONTIEL DE CORRO MARLENE COROMOTO	1,134	0.000
MOSQUERA BACALLAO ROLANDO LORENZO	1,594,510	0.070
NICOLAU DE GARCIA ROSA MARIA	6,300	0.000
PERUCH COSTA GALLIANO WALTER SERAFI	942,625	0.041
RODRÍGUEZ RODRÍGUEZ HECTOR TIMOTEO	12,600	0.001
ROSQUETE PORCAR DE V. NILDA ESTHER	4,704	0.000
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1,922

THOMSON PETER GRAHAM	35,000	0.002
VEGAS ZUELDIA ADRIANA	13,740	0.001
VETA HOLDINGS A V V	65,175,046	2.841
ZUBELDIA DE VEGAS ITZIAR	70,000	0.003
RAMÍREZ TORRES ADOLFO	**3,682,871**	**0.161**
ARISMENDI DELFINO ANA MARIA	4,100	0.000
ARISMENDI DELFINO BEATRIZ ELENA	5,100	0.000
ARISMENDI MELCHERT JUAN BAUTISTA	8,200	0.000
INVERSIONES SAN NICOLAS DE BARI C.A.	3,665,471	0.160
RIVAS RAMON	**425,283,938**	**18,539**
BEAR STERNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA, FONDO MUT	3,000,000	0.131
NATSCUMCO (NOMINEE FOR CITIBANK NA	416,270,125	18.146
SALAS GUILLERMO	47,345,234	2.064
INVERSIONES RODANO C.A.	47,345,234	2.064
SOTO OLGA	**1,824,606**	**0.080**
CARDENAS DE BURRON GRACIELA	1,824,606	0.080
SUBERO DE DELFINO ADA	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S.	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
VIRTUOSO HOLDINGS A.V.V	5,617,374	0.245
VERA JOAQUIN	**25,747,582**	**1.122**
INTERBUSA SERVICIOS FINANCIEROS, C.A.	23,466,118	1.023
INTERMEDIACIONES BURSÁTILES C.A.	2,281,464	0.099
YÉPEZ ROBERTO	**678,725,566**	**29,587**
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 10

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
DELFINO THORMAHLEN ALEJANDRO	84,404	.004
DELFINO THORMAHLEN CARLOS EDUARDO	5,145,000	0.224
DOS REIS JOSE MARIA	41,006	0.002
FIORAVANTI MARINA	92,000	0.004
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES PALMIRA C.A.	126	0.000
INVERSIONES TALBOT, C.A.	3,907,906	0.170

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

LOVERA VEGAS JUAN ANTONIO	355,000	0.015
MADINA INVESTMENTS LTD.	8,569,728	0.374
MANTEIGA GARCIA JOSE	58,632	0.003
MILANASA LLC	169,433,930	7.386
RAMÍREZ ORTIZ ANGEL JESÚS	7,969,873	0.347
RIVERO LEGORBURU LUIS ALBERTO	5,250	0.000
THREE D INTERNC. MARKETING, INC.	603,700	0.026
THREE-D INTERNATIONAL MARKETING, INC.	177,224,210	7.726
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
WHITE SOUL CORP.	42,897,092	1.870
Total represented shares	2,001,468,923	87.248
Total Quorum Shares	2,007,930,163	87,529

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
ALONSO L. GONZALO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	20,838,293	0.908
Total shares : ⇒	20,838,293	0.908
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA		
Own shares : ⇒	2,598,940	0.113
Represented shares : ⇒	0	0.000
Total shares : ⇒	2,598,940	0.113

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 12 JUDITH X. HERNANDEZ MORA

ALVAREZ GONZALEZ VICTOR SEGUNDO			
Own shares	: ⇒	363,988	0.016
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	363,988	0.016
AÑEZ GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	51,021,642	2,224
Total shares	: ⇒	51,021,642	2,224
DE LA BASTIDE ALAIN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	12,410,191	0,541
Total shares	: ⇒	12,410,191	0,541
DEWITZ LUIS GUILLERMO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
DELFINO MONZON RICARDO			
Own shares	: ⇒	11,970	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	11,970	0.001
DELFINO PARRA ELENA			
Own shares	: ⇒	746,422	0.033
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	746,422	0.033

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

DELFINO TOM

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,230,114	0.184
Total shares	: ⇒	4,230,114	0.184
ELLIS GARCIA DE LA CONCHA JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	78,750	0.003
EZIO DE LUCA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	400,000	0.017
Total shares	: ⇒	400,000	0.017
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	37,802	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	37,802	0.002
GARCIA RODRÍGUEZ LEONARDO			
Own shares	: ⇒	222,459	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	222,459	0.010
GONZALEZ DE HARRAKA JACINTA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014
GONZALEZ MARCOS			
Own shares	: ⇒	0	0
Represented shares	: ⇒	3,439,686	0.150
Total shares	: ⇒	3,439,686	0.150
GONZALEZ NELLY			
Own shares	: ⇒	0	0
Represented shares	: ⇒	494,159,100	21,541

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Total shares	: ⇒	494,159,100	21,541
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	40,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	40,000	0.002

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 3

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

HERNANDEZ U. JOSE F.			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	7,580,179	0.330
Total shares	: ⇒	7,580,179	0.330
LEPERVANCHE CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	186,477,781	8,129
Total shares	: ⇒	186,477,781	8,129
NUÑEZ FUMERO AQUILES HILARION			
Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
RAMIREZ TORRES ADOLFO			
Own shares	: ⇒	1,717,400	0.075
Represented shares	: ⇒	3,682,871	0.161
Total shares	: ⇒	5,400,271	0.235
REZNICEK WEIRAUCHOVA HANY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	130,200	0.006

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RIVAS RAMON

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	425,283,938	18,539
Total shares	: ⇒	425,283,938	18,539

RUIZ ALMANDOZ ISMAEL JOSE

Own shares	: ⇒	198,588	0.009
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	198,588	0.009

SALAS GUILLERMO

Own shares	: ⇒	8,400	0.0006
Represented shares	: ⇒	47,345,234	2,064
Total shares	: ⇒	47,353,634	2,064

SOTO APONTE PEDRO JOSE

Own shares	: ⇒	21,633	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	21,633	0.001

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 4

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

SOTO OLGA.

Own shares	: ⇒	94,688	0.004
Represented shares	: ⇒	1,824,606	0.080
Total shares	: ⇒	1,919,294	0.084

SUBERO DE DELFINO ADA

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1,655
Total shares	: ⇒	37,968,458	1,655

VERA JOAQUIN

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	25,747,582	1,122
Total shares	: ⇒	25,747,582	1,122
YEPEZ ROBERTO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	678,725,566	29,587
Total shares	: ⇒	678,725,566	29,587
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
General Total shares	: ⇒	2,007,930,163	87,529

EL UNIVERSAL

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Board of Directors for the next statutory period.
3) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from March 24, 2002.

Caracas, April 10, 2002.

For the Board of Directors, CARLOS DELFINO T. President.-----------------------------

EL NACIONAL

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

4) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors.
5) Appointing the members of the Board of Directors for the next statutory period.
6) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from March 24, 2002.

Caracas, April 10, 2002.

For the Board of Directors, CARLOS DELFINO T. President.------------------------

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries.

Report by Independent Public Accountants.

Consolidated Financial Statements, years ended at December 31, 2001 and 2002.--------

GENERAL SHAREHOLDERS' MEETING

MANPA

CARACAS, APRIL 18, 2002.--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 17th, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 22 de abril de 2002

Señores
COMISION NACIONAL DE VALORES
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito los documentos que se relacionan a continuación, correspondientes a la **Asamblea General Ordinaria de Accionistas** de esta compañía celebrada el día **18 de abril de 2002**, a los fines de dar cumplimiento con lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores:

- Certificación del Acta de Asamblea.
- Avisos publicados en dos (2) diarios de mayor circulación.
- Informe Anual
- Estados Financieros Consolidados en bolívares y dólares, años terminados el 31 diciembre de 2001.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380
MANPA
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Ordinaria de Accionistas** de fecha **18 de abril de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **dieciocho (18) de abril del año dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 10 de abril de 2002, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2002, a las 3:00 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002. Caracas, 10 de abril de 2002. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.*

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil siete millones novecientos treinta mil ciento sesentitrés (2.007.930.163) acciones**, o sea, más del **ochenta y siete por ciento (87%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de**

la convocatoria - la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario**. Tomó la palabra Roberto Yépez Soto y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: **CARLOS DELFINO T., JUAN CARLOS CARPIO DELFINO, ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, ELENA DELFINO P., ALICIA MARIELA PAPARONI, CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ** y **JULIO BUSTAMANTE**, y como **Miembros Suplentes** a los señores: **ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, RICARDO VEGAS** y **ANGEL J. RAMIREZ**. Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone decretar un dividendo ordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Sometida a consideración de la Asamblea la anterior proposición, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los

MANPA

miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintidos (22) días del mes de abril del año dos mil dos.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 18/04/20
SATACORP

MANUFACTURAS DE PAPEL (MANPA)
Estado del Quorum
Ordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.007.930.163
% Quroum	:	87,529

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.007.930.163
% Quroum Tipo "A"	:	87,529

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/20
PAGINA: 1

MANUFACTURAS DE PAPEL (MANPA)
Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0,016
DELFINO MONZON RICARDO.	11.970	0,001
DELFINO PARRA ELENA	105.932	0,005
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	37.802	0,002
GARCIA RODRIGUEZ LEONARDO	222.459	0,010
HEREDIA JUAN BAUTISTA	40.000	0,002
NU EZ FUMERO AQUILES HILARION	100.000	0,004
RAMIREZ TORRES UZCATEGUI ADOLFO ALE	1.717.400	0,075
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
RUIZ ALMANDOZ ISMAEL JOSE	198.588	0,009
SALAS DELFINO GUILLERMO ALEJANDRO	8.400	0,000
SOTO APONTE PEDRO JOSE	21.633	0,001
SOTO CARDENAS OLGA.	94.688	0,004
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
Total Acciones Representadas =>	6.461.240	0,282
Total Acciones del Quorum =>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALONSO L. GONZALO	**20.838.293**	**0,908**
ACTIPLUS FON. MUT. DE IN CAP.AB.RTA	2.235.160	0,097
ACTIVALORES SOCIEDAD DE CORRETAJE	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	13.154.783	0,573
BECHAR ALTER TAMARA	126.100	0,005
CHRISTIANSEN NIELSEN LUIS ERNESTO	688.000	0,030
INVERSIONES AURRERA, C.A.	2.049.750	0,089
PRAT PINEDO ARIEL EDUARDO	260.000	0,011
PROSPERAR ENTIDAD DE AHORRO Y PREST	1.000.000	0,044
TRIGO CRESPO GUILLERMO JOSE	200.000	0,009
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	1.099.500	0,048
AÑEZ D. GUSTAVO	**51.021.642**	**2,224**
INVERSIONES SF118 C.A.	49.768.530	2,169
PAUL DELFINO ALFREDO	1.253.112	0,055
DE LA BASTIDE ALAIN	**12.410.191**	**0,541**
ECONOINVEST CASA DE BOLSA, C.A.	545.000	0,024
ECONOINVEST CASA DE BOLSA, C.A. .	11.865.191	0,517
DEGWITZ LUIS GUILLERMO	**10.000**	**0,000**
MONTERO ELIO JOSE	10.000	0,000
DELFINO TOM	**4.230.114**	**0,184**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
EZIO DE LUCA	**400.000**	**0,017**
DE LUCA ESPINOSA ANA ISABEL	400.000	0,017
GONZALEZ DE HARRAKA JACINTA	**323.682**	**0,014**
INVERSIONES INVEMA 2000 C.A.	323.682	0,014
GONZALEZ MARCOS	**3.439.686**	**0,150**
MARAMBIO CORTES OMAR ANTONIO	1.991.810	0,087
MARAMBIO GONZALEZ Y ASOCIADOS	1.447.876	0,063
GONZALEZ NELLY	**494.159.100**	**21,541**
BROWN BROTHERS HARRIMAN & CO	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES VEIQUEVE, S.A	127.600	0,006
PAPARONI MICALE FERNANDO	21.000	0,001

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE FERNANDO CESAR.	679.000	0,030
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
HERNANDEZ U. JOSE F.	**7.580.179**	**0,330**
BANCO VENEZOLANO DE CREDITO BVE	466.976	0.020
LA CEIBA FONDO MUTUAL DE INVERSION	483.434	0,021
LA CEIBA SDAD.ADMON.F.M.INV.S.A. .	135.000	0,006
VALORES VENCRED CASA DE BOLSA, S.A.	1.835.433	0,080
VENCRED, S.A. VENCRED, S.A.	4.659.336	0,203
LEPERVANCHE CARLOS	**186.477.781**	**8,129**
ALMEIDA GIL MARIA DEL CARMEN ZULAY	1.134	0,000
ARAUJO DE SILVA DAIXY NORELLY	1.890	0,000
AYALA USECHE RICARDO ALFREDO	69.736	0,003
AZUCAR MONTALBAN S.A.	1.435.770	0,063
B.V.C VALORES C.A.	3.739.487	0,163
BETANCOURT OTEIZA GUILLERMO LUIS OC	1.186.840	0,052
BOWEL LEWIS ALBERTO JOHN	1.890	0,000
CARNEVALI FERNANDEZ FERNANDO	23.940	0,001
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CORPORACION CARMEL, C.A.	450.000	0,020
CUADRA ECHEVARRIA LUIS MARIA	1.939.220	0,085
CUADRA Y DEGWITZ CASA DE BOLSA,S.A.	7.690.504	0,335
DITTMER MANZANO EGBERT	402.538	0,018
FARINA FRIXA ANA MARIA	12.138	0,001
GONZALEZ DELFINO ALFREDO	96.500	0,004
GONZALEZ FRANTZIS FREDDY AUGUSTO	360.000	0,016
GONZALEZ REYES JOSE ANTONIO	1.890	0,000
GONZALEZ RODRIGUEZ WILLIAM ANIBAL	2.394	0,000
ILIJA BRISA LORENZO	1.020.570	0,044
INVERSIONES 0916, C.A	69.905	0,003
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES 7426, S.A	1.394.606	0,061
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES TEDEA, C.A.	21.800.000	0,950
INVERSIONES TEDEA_C.A. .	23.067.800	1,006
INVERSORA 3-10-64 C.A.	423.150	0,018
INVERSORA CONDEISA C.A.	682.080	0,030
INVERSORA RETA CENTRO OCCIDENTAL C.	903.000	0,039
INVERSORA RETA LLANERA ,C.A. .	616.206	0,027

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
LANDER SUCRE EDUARDO HENRIQUE	20.000	0,001
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOAIZA OROPEZA CELIA ROSARIO	1.890	0,000
MARTINEZ DE THOMSON JUANA CRISTINA	3.900.000	0,170
MONTIEL DE CORRO MARLENE COROMOTO	1.134	0,000
MOSQUERA BACALLAO ROLANDO LORENZO	1.594.510	0,070
NICOLAU DE GARCIA ROSA MARIA	6.300	0,000
PERUCH COSTA GALLIANO WALTER SERAFI	942.625	0,041
RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	12.600	0,001
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,000
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
THOMSON PETER GRAHAM	35.000	0,002
VEGAS ZUBELDIA ADRIANA	13.740	0,001
VETA HOLDINGS A V V	65.175.046	2,841
ZUBELDIA DE VEGAS ITZIAR	70.000	0,003
RAMIREZ TORRES ADOLFO	**3.682.871**	**0,161**
ARISMENDI DELFINO ANA MARIA	4.100	0,000
ARISMENDI DELFINO BEATRIZ ELENA	5.100	0,000
ARISMENDI MELCHERT JUAN BAUTISTA	8.200	0,000
INVERSIONES SAN NICOLAS DE BARI C.A	3.665.471	0,160
RIVAS RAMON	**425.283.938**	**18,539**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	3.000.000	0,131
NATSCUMCO(NOMINEE FOR CITIBANK NA	416.270.125	18,146
SALAS GUILLERMO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
SOTO OLGA	**1.824.606**	**0,080**
CARDENAS DE BURRON GRACIELA.	1.824.606	0,080
SUBERO DE DELFINO ADA	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
VERA JOAQUIN	**25.747.582**	**1,122**
INTERBURSA SERVICIOS FINANCIERO,C.A	23.466.118	1,023
INTERMEDIACIONES BURSATILES C.A. .	2.281.464	0,099
YEPEZ ROBERTO	**678.725.566**	**29,587**
AÑEZ DELFINO ALBERTO ENRIQUE.	3.343	0,000

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
AÑEZ DELFINO ARNALDO JOSE.	15.246	0,001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
DELFINO DE AÑEZ TERESITA	78.750	0,003
DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
DELFINO THORMAHLEN ALEJANDRO	84.404	0,004
DELFINO THORMAHLEN CARLOS EDUARDO	5.145.000	0,224
DOS REIS JOSE MARIA	41.006	0,002
FIORAVANTI MARINA	92.000	0,004
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LOVERA VEGAS JUAN ANTONIO	355.000	0,015
MADINA INVESTMENTS LTD.	8.569.728	0,374
MANTEIGA GARCIA JOSE	58.632	0,003
MILANASA LLC	169.433.930	7,386
RAMIREZ ORTIZ ANGEL JESUS	7.969.873	0,347
RIVERO LEGORBURU LUIS ALBERTO	5.250	0,000
THREE D INTERNC.MARKETING,INC.	603.700	0,026
THREE-D INTERNATIONAL MARKETING,INC	177.224.210	7,726
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
WHITE SOUL CORP.	42.897.092	1,870
Total Acciones Representadas =>	2.001.468.923	87,248
Total Acciones del Quorum =>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALONSO L. GONZALO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	20.838.293	0,908
	Total Acciones	:=>	20.838.293	0,908
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ GONZALEZ VICTOR SEGUNDO				
	Acciones Propias	:=>	363.988	0,016
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	363.988	0,016
AÑEZ D. GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	51.021.642	2,224
	Total Acciones	:=>	51.091.642	2,227
DE LA BASTIDE ALAIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	12.410.191	0,541
	Total Acciones	:=>	12.410.191	0,541
DEGWITZ LUIS GUILLERMO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
DELFINO MONZON RICARDO.				
	Acciones Propias	:=>	11.970	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.970	0,001
DELFINO PARRA ELENA				
	Acciones Propias	:=>	746.422	0,033
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	746.422	0,033

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista		Cant. Acciones	%
DELFINO TOM			
	Acciones Propias :=>	0	0,000
	Acciones Representadas :=>	4.230.114	0,184
	Total Acciones :=>	4.230.114	0,184
ELLIS GARCIA DE LA CONCHA JOHN			
	Acciones Propias :=>	78.750	0,003
	Acciones Representadas :=>	0	0,000
	Total Acciones :=>	78.750	0,003
EZIO DE LUCA			
	Acciones Propias :=>	0	0,000
	Acciones Representadas :=>	400.000	0,017
	Total Acciones :=>	400.000	0,017
FEBRES PEREZ JOSE ALBERTO			
	Acciones Propias :=>	37.802	0,002
	Acciones Representadas :=>	0	0,000
	Total Acciones :=>	37.802	0,002
GARCIA RODRIGUEZ LEONARDO			
	Acciones Propias :=>	222.459	0,010
	Acciones Representadas :=>	0	0,000
	Total Acciones :=>	222.459	0,010
GONZALEZ DE HARRAKA JACINTA			
	Acciones Propias :=>	0	0,000
	Acciones Representadas :=>	323.682	0,014
	Total Acciones :=>	323.682	0,014
GONZALEZ MARCOS			
	Acciones Propias :=>	0	0,000
	Acciones Representadas :=>	3.439.686	0,150
	Total Acciones :=>	3.439.686	0,150
GONZALEZ NELLY			
	Acciones Propias :=>	0	0,000
	Acciones Representadas :=>	494.159.100	21,541
	Total Acciones :=>	494.159.100	21,541
HEREDIA JUAN BAUTISTA			
	Acciones Propias :=>	40.000	0,002
	Acciones Representadas :=>	0	0,000
	Total Acciones :=>	40.000	0,002

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
HERNANDEZ U. JOSE F.				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	7.580.179	0,330
	Total Acciones	:=>	7.580.179	0,330
LEPERVANCHE CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	186.477.781	8,129
	Total Acciones	:=>	186.477.781	8,129
NU EZ FUMERO AQUILES HILARION				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
RAMIREZ TORRES ADOLFO				
	Acciones Propias	:=>	1.717.400	0,075
	Acciones Representadas	:=>	3.682.871	0,161
	Total Acciones	:=>	5.400.271	0,235
REZNICEK WEIRAUCHOVA HANY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	130.200	0,006
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	425.283.938	18,539
	Total Acciones	:=>	425.283.938	18,539
RUIZ ALMANDOZ ISMAEL JOSE				
	Acciones Propias	:=>	198.588	0,009
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	198.588	0,009
SALAS GUILLERMO				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.353.634	2,064
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	21.633	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	21.633	0,001

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
SOTO OLGA				
	Acciones Propias	:=>	94.688	0,004
	Acciones Representadas	:=>	1.824.606	0,080
	Total Acciones	:=>	1.919.294	0,084
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
VERA JOAQUIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	25.747.582	1,122
	Total Acciones	:=>	25.747.582	1,122
YEPEZ ROBERTO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	678.725.566	29,587
	Total Acciones	:=>	678.725.566	29,587
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
	Total Acciones General	:=>	2.007.930.163	87,529

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

MIERCOLES 10 DE ABRIL DE 2002, CARACAS, VENEZUELA - AÑO XCIII - Nº 33.314 - DEPOSITO LEGAL PP-190901DF43

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará **el día 18 de abril de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 10 de abril de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

HIDROLOGICA DE LOS MEDANOS FALCONIANOS
HIDROFALCON, C.A.

A TODAS LAS EMPRESAS CONTRATISTAS

HIDROFALCON, C.A., informa a todas las empresas contratistas que con la derogatoria de la Resolución Nº 016 los certificados otorgados por el Registro Nacional de Contratista antes del 22/11/2001 inclusive, **vencerán el 30-06-2002**, exceptuando aquellas empresas cuyos Estados Financieros, Junta Directiva, Comisario y Duración de la misma, tenga vigencia mayor al primer semestre del año en curso (30-06), en concordancia con lo establecido en los Artículos 32 y 115 de la Reforma Parcial de la Ley de Licitaciones publicada en Gaceta Oficial Extraordinaria Nº 5.556 de fecha 13/11/2001.

Por lo que, a fin de mantener su información actualizada, les reiteramos la obligatoriedad de cumplir con lo establecido en la Ley de Licitaciones en su Artículo 32: **"Los datos contenidos en el Registro Nacional de Contratista deben actualizarse en el primer semestre del año".**

Adicionalmente, les reiteramos que para poder participar en nuestros procesos de licitación, es necesario que las empresas tengan actualizada toda la información Legal, Técnica y Financiera, así como el **certificado de inscripción en el Registro Nacional de Contratistas vigente.**

Agradeciéndoles la atención y el cumplimiento de éstos requisitos en aras de brindarles un óptimo y eficiente servicio, en pro de la gestión.

LA COMISION DE LICITACIONES

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	Bs. 45.880.188.480,oo
Capital Suscrito	Bs. 22.940.094.240,oo
Capital Pagado	Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 18 de abril de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, **con vista de los informes de** la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva **para el próximo** período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar **en la Junta** Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 10 de abril de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO VIGESIMO DE MUNICIPIO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL ÁREA METROPOLITANA DE CARACAS
Chacao, 17 de enero de 2002
191° y 142°
EDICTO
SE HACE SABER:

A todos los sucesores conocidos y desconocidos de la ciudadana que en vida se llamara JOSEFINA VILLAMIZAR DE NUÑEZ, domiciliada en Avenida Andrés Bello, entre Acacias y Samanes, Edificio Residencias Sinnamore, apartamento Nº 3, Urbanización La Florida de esta Ciudad, parte demandada en el Juicio que le sigue la ciudadana IDA PARDI DE PICÓN, por Desalojo, en el expediente signado con el Nº D-767 nomenclatura de este Tribunal, que deberán comparecer por ante este Tribunal, en el término de sesenta (60) días contados a partir de la publicación, fijación y consignación en autos que del presente Cartel se haga, entendiéndose que dichas publicaciones se harán en los diarios "EL UNIVERSAL y EL NACIONAL", dos veces por semana, a los fines de que se den por citados. Se le advierte que de no comparecer en el término señalado, se procederá a nombrarles Defensor Judicial con quien se entenderá la citación y demás trámites del proceso. Todo de conformidad con lo establecido en los artículos 231 y 232 del Código de Procedimiento Civil.

DIOS Y FEDERACIÓN
LA JUEZ
DRA. ANNA ALEJANDRA MORALES LAMBE
EXP. Nº D-767
AAML/hm

REPUBLICA BOLIVARIANA DE VENEZUELA
EN SU NOMBRE
JUZGADO PRIMERO DEL MUNICIPIO GUAICAIPURO DE LA CIRCUNSCRIPCION JUDICIAL DEL ESTADO MIRANDA
San Diego de Los Altos, 01 de Febrero de 2002
191° y 142°
EDICTO

A los sucesores conocidos o desconocidos del Fallecido MANUEL RIVAS, (quien fue titular de la cédula de Identidad Nº 808.619), que este tribunal en la solicitud de Deslinde Nº 0009/2002, nomenclatura de este tribunal, intentada por la ciudadana: GLORIA PATRICIA MONTOYA PATIÑO, venezolana, mayor de edad, de este domicilio y titular de la cédula de Identidad Nº 10.280.582, que por auto de esta misma fecha fijó la una (1:00 PM) de la tarde del Quinto (5to) día de despacho siguiente a que conste en autos las notificaciones de los ciudadanos: OSWALDO RIVAS ALVAREZ Y JUDITH YAJAIRA RIVAS ALVAREZ, venezolanos, mayores de edad y titulares de las cédulas de identidad Nros. 3.586.756 y 6.873.118, respectivamente, y a los sucesores desconocidos del Fallecido FELIPE RIVAS, y que conste en auto la última publicación, Fijación y consignación que del presente EDICTO se haga en la solicitud para practicar la operación de Deslinde solicitada por la ciudadana GLORIA PATRICIA MONTOYA PATIÑO, de conformidad con lo establecido en el artículo 722 del Código de Procedimiento Civil. Notificación que se le hace de conformidad con lo establecido en el artículo 231 del Código de Procedimiento Civil en concordancia con el artículo 144 ejusdem, y a los fines de que concurran al acto de deslinde del bien inmueble constituido por un lote de terreno situado en jurisdicción del Municipio Autónomo Guaicaipuro del Estado Miranda, antes municipio Los Teques, Distrito Guaicaipuro del Estado Miranda, lugar denominado El Trigo, Calle Vargas, conocido en la actualidad como sector La Estrella, El Panadero, marcada con el Nº 50, cuyos linderos y medidas constan en autos. El presente Edicto deberá ser publicado en los diarios "El Nacional" y "El Universal" durante sesenta (60) días dos veces por semana.

LA JUEZ TEMPORAL, ROSSANA GAMBOA — LA SECRETARIA, CARMEN CECILIA ARNEN
Exp. Nº 0009/2002
RGH/ccu/mg

EDICTO
REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO VIGESIMO DE MUNICIPIO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Chacao, 30 de enero de dos mil dos (2.002)
191° y 142°
SE HACE SABER:

A: Los Herederos desconocidos del de cujus de CORINA HERNANDEZ DE DURREGO, quien tuvo como último domicilio: Avenida Atabapo, Quinta Tonono, Urbanización Valle Abajo, que deberán comparecer por ante este Tribunal al término de sesenta (60) días continuos contados a partir de la última publicación y consignación que del edicto respectivo se efectúe, a fin de que hagan valer sus derechos en el presente juicio que por RESOLUCION DE CONTRATO, sigue DELFINA RIVERA DE AYALA, en contra de CORINA HERNANDEZ DE DURREGO y LUIS RAFAEL DURREGO HERNANDEZ, advirtiéndole de que de no comparecer en el término señalado se les nombrará defensor judicial, con quien se entenderá acerca de la citación y demás trámites del proceso. Publíquese en los diarios El Nacional y El Universal, durante sesenta (60) días, dos (02) veces por semana, fijar una copia en la puerta del Tribunal, todo de conformidad con el artículo 231 del Código de Procedimiento Civil.

DIOS Y FEDERACION
LA JUEZ,
DRA. ANNA ALEJANDRA MORALES LAMBE
Richard.Exp. 620

REPUBLICA BOLIVARIANA DE VENEZUELA
EN SU NOMBRE
JUZGADO SUPERIOR DÉCIMO EN LO CIVIL, MERCANTIL Y DEL TRÁNSITO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL ÁREA METROPOLITANA DE CARACAS
CARACAS, 11 DE MARZO DE 2002
191° Y 143°
CARTEL DE NOTIFICACIÓN
SE HACE SABER:

Al ciudadano ROBERT HOBAICA MORFEE, mayor de edad, titular de la cédula de identidad No. 13.943.726 y/o a sus apoderados judiciales que por auto de esta misma fecha se acordó su notificación a fin de hacerle saber que ante este Tribunal cursa Acción de Amparo Constitucional interpuesta por la Abogada AURELIA RUTILO MOLINARI, apoderada judicial del ciudadano PASCUAL CEDEÑO RODRIGUEZ contra la decisión dictada por el Juzgado Cuarto de Primera Instancia en lo Civil, Mercantil y del Tránsito de esta Circunscripción Judicial en fecha 24 de octubre de 2001, en el juicio que por Cumplimiento de Contrato tiene interpuesto ROBERT HOBAICA MORFEE contra HEBERT AMADEUS FERNANDEZ RODRIGUEZ en el expediente signado con el No. 4289 de la nomenclatura de este despacho. Con la advertencia que una vez que conste en autos la consignación de este Cartel, comenzará a correr un lapso de diez (10) días continuos a fin de que se dé por notificado, vencido el mismo se procederá fijar dentro de las Noventa y Seis (96) horas siguientes, la oportunidad para que se lleve a cabo la Audiencia Constitucional Oral y Pública. El presente cartel deberá ser publicado en el diario EL NACIONAL.

DIOS Y FEDERACIÓN,
EL JUEZ,
Dr. JOSE DANIEL PEREIRA MEDINA

REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO VIGESIMOCUARTO DE MUNICIPIO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Caracas, 28 de febrero de 2002
191° y 143°
CARTEL DE CITACION
SE HACE SABER:

A las ciudadanas: **MARIA ANTONIETA NAPOLITANO DE ANGELO y LETICIA NAPOLITANO DE ANGELO**, mayores de edad, de este domicilio y titulares de las cédulas de Identidad Nos. V-5.550.676, y V-5.074.054 respectivamente, parte demandada en el presente juicio seguido por la **ORGANIZACIÓN DE PROTECCION EMPRESARIAL C.A.**, que deberán comparecer por ante este Juzgado Vigésimocuarto de Municipio de la Circunscripción Judicial del Area Metropolitana de Caracas, dentro de los quince (15) días de despacho contados a partir del día siguiente a la constancia en autos de la última de las formalidades cumplidas de fijación en la morada, oficina o negocio de los demandados, su publicación en los diarios "EL NACIONAL" y "EL UNIVERSAL" con intervalo de tres (03) días entre uno y otro y la consignación en el expediente del cartel publicado, a fin de que se den por citadas en el presente juicio. Se les advierte que de no comparecer se les nombrará defensor judicial con quien se entenderá la citación, todo de conformidad con lo previsto en el artículo 223 del Código de Procedimiento Civil.

EL JUEZ,
DR. VICTOR DIAZ SALAS
EL SECRETARIO,
LENIN BELLO SALGADO
Exp. 01-2281
VDS/dmsh

REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO SEPTIMO DE PRIMERA INSTANCIA EN LO CIVIL Y MERCANTIL BANCARIO CON COMPETENCIA NACIONAL Y SEDE EN LA CIUDAD DE CARACAS
Caracas, 19 de Febrero de 2.002
192° y 142°
CARTEL DE INTIMACION
SE HACE SABER:

A la parte demandada **GERARDO ALPIDIO GALINDEZ HERNANDEZ y JULLU MIRELLI HERNANDEZ**, venezolanos, mayores de edad, de este domicilio y titulares de las Cédulas de Identidad Nº V-8.758.236 y V-6.505.562, que este Tribunal por auto de esta misma fecha, ordenó su intimación por Cartel de Intimación, para que comparezca por ante este Tribunal dentro de los diez (10) días de despacho siguientes a que conste en autos la publicación, consignación o fijación que del cartel se haga, a cualesquiera de las horas de despacho establecidas en la tablilla del Tribunal, comprendida entre las 8:30 a.m. a 2:30 p.m., a los fines de que se dé por intimado en el presente juicio. Y de no comparecer en el lapso antes señalado se le designará defensor judicial, con quien se entenderá la intimación y los demás trámites del juicio. Dicho cartel deberá publicarse en el Diario EL NACIONAL, durante treinta (30) días una vez por semana. Dicho cartel contendrá la transcripción íntegra del decreto intimatorio que a continuación dice: REPUBLICA BOLIVARIANA DE VENEZUELA. JUZGADO SEPTIMO DE PRIMERA INSTANCIA EN LO CIVIL Y MERCANTIL BANCARIO CON COMPETENCIA NACIONAL Y SEDE EN LA CIUDAD DE CARACAS. Caracas, 04 de Octubre de 2001. 191° y 142°. Vista la demanda que antecede y los recaudos a ella acompañados, el Tribunal la ADMITE cuanto ha lugar en Derecho por el Procedimiento de EJECUCION DE HIPOTECA, de conformidad con lo establecido en los Artículos 660 y siguientes del Código de Procedimiento Civil, por ser no ser la misma contraria al orden público a las buenas costumbres, ni a ninguna disposición expresa en la Ley. En consecuencia, intímese a los ciudadanos GERARDO ALPIDIO GALINDEZ HERNANDEZ y JULLY MIRELLI HERNANDEZ, venezolanos, mayores de edad, de este domicilio y titulares de las Cédulas de Identidad Nros. V. V-8.758.236 y 6.505.562, respectivamente, para que comparezca por ante este Tribunal dentro de los tres (3) días de despacho siguientes a que conste en autos la última intimación que de los Co-demandados se haga, en horas comprendidas entre las 8:30 a.m., y 2:30 p.m., a fin de que pague, acredite haber pagado o de creerlo conveniente formule su oposición a que se refiere el Artículo 663 del Código de Procedimiento Civil, las cantidades que le son intimadas por LA INDUSTRIAL, ENTIDAD DE AHORRO Y PRESTAMO, C.A., se constituyó en sociedad civil inscrita en la Oficina Subalterna del Primer Circuito de Registro del Departamento Libertador del Distrito Federal, bajo el Nº 56, Tomo 10, Folio 192, Protocolo Primero de fecha 28 de junio de 1963. LA INDUSTRIAL se transformó en Compañía Anónima según acta inscrita en el Registro Mercantil Quinto el 18 de Septiembre de 1997, bajo el Nº 78, Tomo 151-A, Qto., posteriormente fusionada con CAJA FAMILIA, Entidad de Ahorro y Préstamo, C.A., está fusionada con BANCO UNION, C.A., que cambió su denominación por UNIBANCA, BANCO UNIVERSAL las cuales se describen a continuación PRIMERO: la cantidad de VEINTITRES MILLONES CUATROCIENTOS CUARENTA Y CUATRO MIL DOSCIENTOS CUARENTA Y SEIS BOLIVARES CON CINCUENTA Y CINCO CENTIMOS (Bs. 23.444.246,55), por concepto de saldo P.H., SEGUNDO: La cantidad de Ocho Millones Setecientos Ochenta y Seis Mil Seiscientos Veintiséis Bolívares con Veintitrés Céntimos (Bs. 8.786.626,23) por concepto de saldo P.H. largo plazo; TERCERO: La cantidad de TRECE MILLONES SEISCIENTOS OCHENTA Y TRES MIL CIENTO OCHO BOLIVARES CON SETENTA Y CINCO CENTIMOS (Bs. 13.683.108,75), por concepto de intereses convencionales mensuales desde el 16/02/2000, hasta 30/09/2001; QUINTO: La cantidad de DIEZ MIL TRESCIENTOS CINCUENTA Y OCHO BOLIVARES CON DIEZ CENTIMOS (Bs. 10.358,10), por concepto de intereses de mora: SEXTO: La cantidad TRESCIENTOS CUARENTA Y DOS MIL SEISCIENTOS

REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO SEXTO DE PRIMERA INSTANCIA EN LO CIVIL, MERCANTIL Y DEL TRANSITO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Caracas, 5 de junio de 2001
191° y 142°

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2001 y 2000

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2001 y 2000

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

MANPA

CARACAS, 18 DE ABRIL DEL 2002

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Caracas, April 22, 2002.

Citizen

President of **the National Securities Commission**.

Your Office.

We do hereby inform you that in **General Shareholders' Meeting** of my principal, held on **April 18, 2002** there was agreed to decree a **common cash dividend of two bolivars (Bs.2.00) per share**, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2001 payable to shareholders registered on the fifth business day (limit transaction date) following the notification of dividend to be published in two (2) newspapers of major national circulation, prior authorization by the National Securities Commission, payable from the ninth day following this latter date (effective date of recording the benefit). Payment has to be made during the present year, in one or more portions.

Likewise, the Board of Directors was delegated to set the registry date and payment in the date abovementioned.

We do hereby make this participation pursuant to the provisions of Ordinal 2nd, Article 4th, of the Regulations for Periodical or Occasional Financial Information to Be Provided by Companies which Securities are registered with the National Securities Registry."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose: Certificate of Minute of Shareholders' Meeting.

Balances 2001. --

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **General Shareholders' Meeting** dated **February 18, 2002** which is inserted in the Shareholders Book of this company, and textually reads as follows: "*As of today, the **Fourteenth (18th) day of February of Two Thousand Two (2002)** at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, indicated herein below , at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Nacional and El Universal, dated February 10, 2002 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on February 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and*

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

the Statutory Auditors; 2) Appointing the members of the Board of Directors for the next statutory period; 3) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders. Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from the date of publishing this notification. Caracas, February 8, 2002. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **two thousand seven million nine hundred thirty thousand one hundred sixty-three (2,007,930,163) shares**, that is, more than **eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Point of the notice** – which was read out – that is, **Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors.** Company Financial Statements and consolidated financial statements as well as the management report by the Board of Directors were read out, being unanimously approved by the attending shareholders. Company Administrators refrained from voting.

Immediately, the **Second Item** of the notice was considered, that is, **Appointing the members of the Board of Directors for the next statutory period**. Roberto Yépez Soto used his right to speak and suggested appointing as Main Members of the Board of Directors the following persons: **CARLOS DELFINO T., JUAN CARLOS CARPIO DELFINO, ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, ELENA DELFINO P., ALICIA MARIELA PAPARONI, CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ** and **JULIO BUSTAMANTE**, and as **Acting Members**: **ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M.,**

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

FERNANDO MICALE, RICARDO VEGAS and **ANGEL J. RAMIREZ**. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item** of the notice was considered, that is, **Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.** Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: It is hereby proposed to decree a common cash dividend of Two (2) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities Commission, payable from the ninth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one or more portions.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed above.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal, and the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the Twenty-Second (22nd) day of April of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.--

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

State of Quorum. Ordinary.

Total Shareholders: 2,294,009,424

Attending Shareholders: 2,007,930,163

% Quorum: 87,529

Total Class "A" Shareholders: 2,294,009,424

Total Class "A" Attending Shareholders: 2,007,930,163

% Quorum Class "A": 87,529

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Presents

Shareholder's Name	Number of Shares	%
A EZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ABRAHIM KATOON AARÓN	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFIN	2,598,940	0.113
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.016
DELFINO MONZÓN RICARDO	11,970	0.001
DELFINO PARRA ELENA	105,932	0.005
DELFINO PARRA ELENA MARGARITA	640,490	0.028
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	37,802	0.002
GARCIA RODRÍGUEZ LEONARDO	222,459	0.010
HEREDIA JUAN BAUTISTA	40,000	0.002

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NÚÑEZ FUMERO AQUILES HILARION	100,000	0.004
RAMÍREZ TORRES UZACTEGUI ADOLFO ALE	1,717,400	0.075
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
RUIZ ALMANDOZ ISMAEL JOSE	198,588	0.009
SALAS DELFINO GUILLERMO ALEJANDRO	8,400	0.000
SOTO APONTE PEDRO JOSE	21,633	0.001
SOTO CARDENAS OLGA	94,688	0.004
ZABALA VELIZ EUNICES JOSEFINA	10,000	0.000
Total Represented Shares	6,461,240	0.282
Total Quorum Shares	2,007,930,163	87.529

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALONSO L. GONZALO	**20,838,293**	**0,908**
ACTIPLUS FON. MUT. DE IN CAP. AB. RTA	2,235,160	0,097
ACTIVALORES SOCIEDAD DE CORRETAJE	25,000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE	13,154,783	0,573
BECHAR ALTER TAMARA	126,100	0,005
CHRISTIANSEN NIELSEN LUIS ERNESTO	688,000	0,030
INVERSIONES AURRERA, C.A.	2,049,750	0,089
PRAT PINEDO ARIEL EDUARDO	260,000	0,011
PROSPERAR ENTIDAD DE AHORRO Y PREST	1,000,000	0,044
TRIGO CRESPO GUILLERMO JOSE	200,000	0,009
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	1,099,500	0,048
AÑEZ GUSTAVO	**51,021,642**	**2,224**
INVERSIONES SF118 C.A.	49,768,530	2,169
PAUL DELFINO ALFREDO	1,253,112	0,055

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

DE LA BASTIDE ALAIN	**12,410,191**	**0,541**
ECONOINVEST CASA DE BOLSA, C.A.	545,000	0,024
ECONOINVEST CASA DE BOLSA, C.A.	11,865,191	0,517
DEGWITZ LUIS GUILLERMO	**10,000**	**0,000**
MONTERO ELIO JOSE	10,000	0,000
DELFINO TOM	**4,230,114**	**0,184**
INVERSIONES PENMAY, C.A.	4,230,114	0,184
EZIO DE LUCA	**400,000**	**0,017**
DE LUCA ESPINOZA ANA ISABEL	400,000	0,017
GONZALEZ DE HARRAKA JACINTA	**323,682**	**0,014**
INVERSIONES INVEMA 2000 C.A.	323,682	0,014
GONZALEZ MARCOS	**3,439,686**	**0,150**
MARAMBIO CORTES OMAR ANTONIO	1,991,810	0,087
MARAMBIO GONZALEZ Y ASOCIADOS	1,447,876	0,063
GONZALEZ NELLY	**494,159,100**	**21,541**
BROWN BROTHERS ARRIMAN & CO	140,000,000	6,103
CLARIDGE, LTD.	350,000,000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0,008
INMOBILIARIA ARA, S.A.	33,600	0,001
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 3240, C.A.	107,500	0,005
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
PAPARONI MICALE FERNANDO	21,000	0.001

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of	%

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 8 JUDITH X. HERNANDEZ MORA

	Shares	
PAPARONI MICALE FERNANDO CESAR	679,000	0,030
PAPARONI MICALE JOSE GAETANO	150,000	0.007
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
HERNANDEZ U. JOSE F.	**7,580,179**	**0.330**
BANCO VENEZOLANO DE CREDITO BVE	466,976	0.020
LA CEIBA FONDO MUTUAL DE INVERSIÓN	483,434	0.021
LA CEIBA SDAD. ADMÓN.. F.M. INV. S.A.	135,000	0.006
VALORES VENCRED CASA DE BOLSA, S.A.	1,835,433	0.080
VENCRED, S.A. VENCRED, S.A.	4,659,336	0.203
LEPERVANCHE CARLOS	**186,477,781**	**8.129**
ALMEIDA GIL MARIA DEL CARMEN ZULIA	1,134	0.000
ARAUJO DE SILVA DAIXY NOERLLY	1,890	0.000
AYALA USECHE RICARDO ALFREDO	69,736	0.003
AZUCAR MONTALBAN S.A.	1,435,770	0.063
B.V.C VALORES C.A.	3,739,487	0.163
BETANCOURT OTEIZA GUILLERMO LUIS OC	1,186,840	0.052
BOWEL LEWIS ALBERTO JOHN	1,890	0.000
CARNEVALI FERNANDEZ FERNANDO	23,940	0.001
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CORPORACIÓN CARMEL, C.A.	450,000	0.020
CUADRA ECHEVERRIA LUIS MARIA	1,939,220	0.085
CUADRA Y DEGWITZ CASA DE BOLSA, S.A.	7,690,504	0.335
DITTMER MANZANO EGBERT	402,538	0.018
FARINA FRIXA ANA MARIA	12,138	0.001
GONZALEZ ELFINO ALFREDO	96,500	0.004

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

GONZALEZ FRANTZIS FREDDY AUGUSTO	360,000	0.016
GONZALEZ REYES JOSE ANTONIO	1,890	0.000
GONZALEZ RODRÍGUEZ WILLIAM ANIBAL	2,394	0.000
ILIJA BRISA LORENZO	1,020,570	0.044
INVERSIONES 0916, C.A.	69,905	0.003
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 3 DE OCTUBRE, C.A.A	815,136	0.036
INVERSIONES 7426, S.A.	1,394,606	0.061
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES TEDEA, C.A.	21,800,000	0.950
INVERSIONES TEDEA_C.A.	23,067,800	1.006
INVERSORA 3-10-64 C.A.	423,150	0.018
INVERSORA CONDEISA C.A.	682,080	0.030
INVERSORA RETA CENTRO OCCIDENTAL C.	903,000	0.039
INVERSORA RETA LLANERA, C.A.	616,206	0.027

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 3

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
LANDER SUCRE EDUARDO HENRIQUE	20,000	0.001
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LOAIZA OROPEZA CELIA ROSARIO	1,890	0.000
MARTINEZ DE THOMPSON JUANA CRISTINA	3,900,000	0.170
MONTIEL DE CORRO MARLENE COROMOTO	1,134	0.000
MOSQUERA BACALLAO ROLANDO LORENZO	1,594,510	0.070
NICOLAU DE GARCIA ROSA MARIA	6,300	0.000
PERUCH COSTA GALLIANO WALTER SERAFI	942,625	0.041

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 10

RODRÍGUEZ RODRÍGUEZ HECTOR TIMOTEO	12,600	0.001
ROSQUETE PORCAR DE V. NILDA ESTHER	4,704	0.000
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1,922
THOMSON PETER GRAHAM	35,000	0.002
VEGAS ZUELDIA ADRIANA	13,740	0.001
VETA HOLDINGS A V V	65,175,046	2.841
ZUBELDIA DE VEGAS ITZIAR	70,000	0.003
RAMÍREZ TORRES ADOLFO	**3,682,871**	**0.161**
ARISMENDI DELFINO ANA MARIA	4,100	0.000
ARISMENDI DELFINO BEATRIZ ELENA	5,100	0.000
ARISMENDI MELCHERT JUAN BAUTISTA	8,200	0.000
INVERSIONES SAN NICOLAS DE BARI C.A.	3,665,471	0.160
RIVAS RAMON	**425,283,938**	**18,539**
BEAR STERNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA, FONDO MUT	3,000,000	0.131
NATSCUMCO (NOMINEE FOR CITIBANK NA	416,270,125	18.146
SALAS GUILLERMO	47,345,234	2.064
INVERSIONES RODANO C.A.	47,345,234	2.064
SOTO OLGA	**1,824,606**	**0.080**
CARDENAS DE BURRON GRACIELA	1,824,606	0.080
SUBERO DE DELFINO ADA	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S.	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
VIRTUOSO HOLDINGS A.V.V	5,617,374	0.245
VERA JOAQUIN	**25,747,582**	**1.122**
INTERBUSA SERVICIOS FINANCIEROS, C.A.	23,466,118	1.023
INTERMEDIACIONES BURSÁTILES C.A.	2,281,464	0.099

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

YÉPEZ ROBERTO	**678,725,566**	**29,587**
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
DELFINO THORMAHLEN ALEJANDRO	84,404	.004
DELFINO THORMAHLEN CARLOS EDUARDO	5,145,000	0.224
DOS REIS JOSE MARIA	41,006	0.002
FIORAVANTI MARINA	92,000	0.004
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151

INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES PALMIRA C.A.	126	0.000
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LOVERA VEGAS JUAN ANTONIO	355,000	0.015
MADINA INVESTMENTS LTD.	8,569,728	0.374
MANTEIGA GARCIA JOSE	58,632	0.003
MILANASA LLC	169,433,930	7.386
RAMÍREZ ORTIZ ANGEL JESÚS	7,969,873	0.347
RIVERO LEGORBURU LUIS ALBERTO	5,250	0.000
THREE D INTERNC. MARKETING, INC.	603,700	0.026
THREE-D INTERNATIONAL MARKETING, INC.	177,224,210	7.726
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
WHITE SOUL CORP.	42,897,092	1.870
Total represented shares	2,001,468,923	87.248
Total Quorum Shares	2,007,930,163	87,529

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ALONSO L. GONZALO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	20,838,293	0.908
Total shares	: ⇒	20,838,293	0.908
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA			

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

	Own shares : ⇒	2,598,940	0.113
	Represented shares : ⇒	0	0.000
	Total shares : ⇒	2,598,940	0.113
ALVAREZ GONZALEZ VICTOR SEGUNDO			
	Own shares : ⇒	363,988	0.016
	Represented shares : ⇒	0	0.000
	Total shares : ⇒	363,988	0.016
AÑEZ GUSTAVO			
	Own shares : ⇒	70,000	0.003
	Represented shares : ⇒	51,021,642	2,224
	Total shares : ⇒	51,021,642	2,224
DE LA BASTIDE ALAIN			
	Own shares : ⇒	0	0.000
	Represented shares : ⇒	12,410,191	0,541
	Total shares : ⇒	12,410,191	0,541
DEWITZ LUIS GUILLERMO			
	Own shares : ⇒	0	0.000
	Represented shares : ⇒	10,000	0.000
	Total shares : ⇒	10,000	0.000
DELFINO MONZON RICARDO			
	Own shares : ⇒	11,970	0.001
	Represented shares : ⇒	0	0.000
	Total shares : ⇒	11,970	0.001
DELFINO PARRA ELENA			
	Own shares : ⇒	746,422	0.033
	Represented shares : ⇒	0	0.000
	Total shares : ⇒	746,422	0.033

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

REPÚBLICA DE VENEZUELA 14 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Special

DELFINO TOM			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,230,114	0.184
Total shares	: ⇒	4,230,114	0.184
ELLIS GARCIA DE LA CONCHA JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	78,750	0.003
EZIO DE LUCA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	400,000	0.017
Total shares	: ⇒	400,000	0.017
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	37,802	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	37,802	0.002
GARCIA RODRÍGUEZ LEONARDO			
Own shares	: ⇒	222,459	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	222,459	0.010
GONZALEZ DE HARRAKA JACINTA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014
GONZALEZ MARCOS			
Own shares	: ⇒	0	0
Represented shares	: ⇒	3,439,686	0.150
Total shares	: ⇒	3,439,686	0.150

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA
15

GONZALEZ NELLY			
Own shares	: ⇒	0	0
Represented shares	: ⇒	494,159,100	21,541
Total shares	: ⇒	494,159,100	21,541
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	40,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	40,000	0.002

HERNANDEZ U. JOSE F.			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	7,580,179	0.330
Total shares	: ⇒	7,580,179	0.330
LEPERVANCHE CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	186,477,781	8,129
Total shares	: ⇒	186,477,781	8,129
NUÑEZ FUMERO AQUILES HILARION			
Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
RAMIREZ TORRES ADOLFO			
Own shares	: ⇒	1,717,400	0.075
Represented shares	: ⇒	3,682,871	0.161
Total shares	: ⇒	5,400,271	0.235
REZNICEK WEIRAUCHOVA HANY			

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	130,200	0.006
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	425,283,938	18,539
Total shares	: ⇒	425,283,938	18,539
RUIZ ALMANDOZ ISMAEL JOSE			
Own shares	: ⇒	198,588	0.009
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	198,588	0.009
SALAS GUILLERMO			
Own shares	: ⇒	8,400	0.0006
Represented shares	: ⇒	47,345,234	2,064
Total shares	: ⇒	47,353,634	2,064
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	21,633	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	21,633	0.001

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

SOTO OLGA.			
Own shares	: ⇒	94,688	0.004
Represented shares	: ⇒	1,824,606	0.080
Total shares	: ⇒	1,919,294	0.084
SUBERO DE DELFINO ADA			
Own shares	: ⇒	0	0.000

Represented shares : ⇒	37,968,458	1,655
Total shares : ⇒	37,968,458	1,655
VERA JOAQUIN		
Own shares : ⇒	0	0.000
Represented shares : ⇒	25,747,582	1,122
Total shares : ⇒	25,747,582	1,122
YEPEZ ROBERTO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	678,725,566	29,587
Total shares : ⇒	678,725,566	29,587
ZABALA VELIZ EUNICES JOSEFINA		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
General Total shares : ⇒	2,007,930,163	87,529

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries.

Report by Independent Public Accountants.

Consolidated Financial Statements, years ended at December 31, 2001 and 2002.--------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries.

Report by Independent Public Accountants.

Consolidated Financial Statements, years ended at December 31, 2001 and 2002.-------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

TABLE OF CONTENT

	Pages
REPORT BY INDEPENDENT PUBLIC ACCOUNTANTS	1-2
CONSOLIDATED FINANCIAL STATEMENTS RESTATED IN CONSTANT BOLIVARS FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2002	
Consolidated Balance Sheet	3
Consolidated Statement of Income	4

Consolidated Statements of Flow in Equity Accounts 5

Consolidated Statements of Cash Flow 6

Notes to the Consolidated Financial Statements 7-24

SUPPLEMENTARY INFORMATION – CONSOLIDATED FINANCIAL STATEMENTS STATED IN HISTROICAL BOLIVARS FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2002

Consolidated Balance Sheet 25

Consolidated Statement of Income 26

Consolidated Statements of Flow in Equity Accounts 27

Consolidated Statements of Cash Flow 28

GENERAL SHAREHOLDERS' MEETING

MANPA

CARACAS, APRIL 18, 2002.--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Board of Directors for the next statutory period.
3) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from March 24, 2002.

Caracas, April 10, 2002.

For the Board of Directors, CARLOS DELFINO T. President.

"EL UNIVERSAL" Wednesday, April 10, 2002. Page 1-3 ———————————

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 17th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 22 de abril de 2002

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el día **18 de abril de 2002**, se acordó decretar un **dividendo ordinario en efectivo de dos bolívares (Bs. 2,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.

Igualmente, se delegó en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- ✓ Certificación del Acta de Asamblea
- ✓ Balances 2001

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380
MANPA
Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

02 ABR 23 AM 2:31

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Ordinaria de Accionistas** de fecha **18 de abril de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **dieciocho (18) de abril del año dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 10 de abril de 2002, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2002, a las 3:00 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002. Caracas, 10 de abril de 2002. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.*

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil siete millones novecientos treinta mil ciento sesentitrés (2.007.930.163) acciones**, o sea, más del **ochenta y siete por ciento (87%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de**

la convocatoria – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario**. Tomó la palabra Roberto Yépez Soto y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: **CARLOS DELFINO T., JUAN CARLOS CARPIO DELFINO, ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, ELENA DELFINO P., ALICIA MARIELA PAPARONI, CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ** y **JULIO BUSTAMANTE**, y como **Miembros Suplentes** a los señores: **ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, RICARDO VEGAS** y **ANGEL J. RAMIREZ**. Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone decretar un dividendo ordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Sometida a consideración de la Asamblea la anterior proposición, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los

MANPA

miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintidos (22) días del mes de abril del año dos mil dos.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/2002

MANUFACTURAS DE PAPEL (MANPA)
Estado del Quorum
Ordinaria

RECIBIDO

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.007.930.163
% Quroum	:	87,529

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.007.930.163
% Quroum Tipo "A"	:	87,529

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/200?
PAGINA: 1

MANUFACTURAS DE PAPEL (MANPA)
Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0,016
DELFINO MONZON RICARDO.	11.970	0,001
DELFINO PARRA ELENA	105.932	0,005
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	37.802	0,002
GARCIA RODRIGUEZ LEONARDO	222.459	0,010
HEREDIA JUAN BAUTISTA	40.000	0,002
NU EZ FUMERO AQUILES HILARION	100.000	0,004
RAMIREZ TORRES UZCATEGUI ADOLFO ALE	1.717.400	0,075
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
RUIZ ALMANDOZ ISMAEL JOSE	198.588	0,009
SALAS DELFINO GUILLERMO ALEJANDRO	8.400	0,000
SOTO APONTE PEDRO JOSE	21.633	0,001
SOTO CARDENAS OLGA.	94.688	0,004
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
Total Acciones Representadas =>	6.461.240	0,282
Total Acciones del Quorum =>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALONSO L. GONZALO	**20.838.293**	**0,908**
ACTIPLUS FON. MUT. DE IN CAP.AB.RTA	2.235.160	0,097
ACTIVALORES SOCIEDAD DE CORRETAJE	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	13.154.783	0,573
BECHAR ALTER TAMARA	126.100	0,005
CHRISTIANSEN NIELSEN LUIS ERNESTO	688.000	0,030
INVERSIONES AURRERA, C.A.	2.049.750	0,089
PRAT PINEDO ARIEL EDUARDO	260.000	0,011
PROSPERAR ENTIDAD DE AHORRO Y PREST	1.000.000	0,044
TRIGO CRESPO GUILLERMO JOSE	200.000	0,009
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	1.099.500	0,048
AÑEZ D. GUSTAVO	**51.021.642**	**2,224**
INVERSIONES SF118 C.A.	49.768.530	2,169
PAUL DELFINO ALFREDO	1.253.112	0,055
DE LA BASTIDE ALAIN	**12.410.191**	**0,541**
ECONOINVEST CASA DE BOLSA, C.A.	545.000	0,024
ECONOINVEST CASA DE BOLSA, C.A. .	11.865.191	0,517
DEGWITZ LUIS GUILLERMO	**10.000**	**0,000**
MONTERO ELIO JOSE	10.000	0,000
DELFINO TOM	**4.230.114**	**0,184**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
EZIO DE LUCA	**400.000**	**0,017**
DE LUCA ESPINOSA ANA ISABEL	400.000	0,017
GONZALEZ DE HARRAKA JACINTA	**323.682**	**0,014**
INVERSIONES INVEMA 2000 C.A.	323.682	0,014
GONZALEZ MARCOS	**3.439.686**	**0,150**
MARAMBIO CORTES OMAR ANTONIO	1.991.810	0,087
MARAMBIO GONZALEZ Y ASOCIADOS	1.447.876	0,063
GONZALEZ NELLY	**494.159.100**	**21,541**
BROWN BROTHERS HARRIMAN & CO	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES VEIQUEVE, S.A	127.600	0,006
PAPARONI MICALE FERNANDO	21.000	0,001

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE FERNANDO CESAR.	679.000	0,030
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
HERNANDEZ U. JOSE F.	**7.580.179**	**0,330**
BANCO VENEZOLANO DE CREDITO BVE	466.976	0,020
LA CEIBA FONDO MUTUAL DE INVERSION	483.434	0,021
LA CEIBA SDAD.ADMON.F.M.INV.S.A. .	135.000	0,006
VALORES VENCRED CASA DE BOLSA, S.A.	1.835.433	0,080
VENCRED, S.A. VENCRED, S.A.	4.659.336	0,203
LEPERVANCHE CARLOS	**186.477.781**	**8,129**
ALMEIDA GIL MARIA DEL CARMEN ZULAY	1.134	0,000
ARAUJO DE SILVA DAIXY NORELLY	1.890	0,000
AYALA USECHE RICARDO ALFREDO	69.736	0,003
AZUCAR MONTALBAN S.A.	1.435.770	0,063
B.V.C VALORES C.A.	3.739.487	0,163
BETANCOURT OTEIZA GUILLERMO LUIS OC	1.186.840	0,052
BOWEL LEWIS ALBERTO JOHN	1.890	0,000
CARNEVALI FERNANDEZ FERNANDO	23.940	0,001
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CORPORACION CARMEL, C.A.	450.000	0,020
CUADRA ECHEVARRIA LUIS MARIA	1.939.220	0,085
CUADRA Y DEGWITZ CASA DE BOLSA,S.A.	7.690.504	0,335
DITTMER MANZANO EGBERT	402.538	0,018
FARINA FRIXA ANA MARIA	12.138	0,001
GONZALEZ DELFINO ALFREDO	96.500	0,004
GONZALEZ FRANTZIS FREDDY AUGUSTO	360.000	0,016
GONZALEZ REYES JOSE ANTONIO	1.890	0,000
GONZALEZ RODRIGUEZ WILLIAM ANIBAL	2.394	0,000
ILIJA BRISA LORENZO	1.020.570	0,044
INVERSIONES 0916, C.A	69.905	0,003
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES 7426, S.A	1.394.606	0,061
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES TEDEA, C.A.	21.800.000	0,950
INVERSIONES TEDEA_C.A. .	23.067.800	1,006
INVERSORA 3-10-64 C.A.	423.150	0,018
INVERSORA CONDEISA C.A.	682.080	0,030
INVERSORA RETA CENTRO OCCIDENTAL C.	903.000	0,039
INVERSORA RETA LLANERA ,C.A. .	616.206	0,027

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
LANDER SUCRE EDUARDO HENRIQUE	20.000	0,001
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOAIZA OROPEZA CELIA ROSARIO	1.890	0,000
MARTINEZ DE THOMSON JUANA CRISTINA	3.900.000	0,170
MONTIEL DE CORRO MARLENE COROMOTO	1.134	0,000
MOSQUERA BACALLAO ROLANDO LORENZO	1.594.510	0,070
NICOLAU DE GARCIA ROSA MARIA	6.300	0,000
PERUCH COSTA GALLIANO WALTER SERAFI	942.625	0,041
RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	12.600	0,001
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,000
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
THOMSON PETER GRAHAM	35.000	0,002
VEGAS ZUBELDIA ADRIANA	13.740	0,001
VETA HOLDINGS A V V	65.175.046	2,841
ZUBELDIA DE VEGAS ITZIAR	70.000	0,003
RAMIREZ TORRES ADOLFO	**3.682.871**	**0,161**
ARISMENDI DELFINO ANA MARIA	4.100	0,000
ARISMENDI DELFINO BEATRIZ ELENA	5.100	0,000
ARISMENDI MELCHERT JUAN BAUTISTA	8.200	0,000
INVERSIONES SAN NICOLAS DE BARI C.A	3.665.471	0,160
RIVAS RAMON	**425.283.938**	**18,539**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	3.000.000	0,131
NATSCUMCO(NOMINEE FOR CITIBANK NA	416.270.125	18,146
SALAS GUILLERMO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
SOTO OLGA	**1.824.606**	**0,080**
CARDENAS DE BURRON GRACIELA.	1.824.606	0,080
SUBERO DE DELFINO ADA	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
VERA JOAQUIN	**25.747.582**	**1,122**
INTERBURSA SERVICIOS FINANCIERO,C.A	23.466.118	1,023
INTERMEDIACIONES BURSATILES C.A. .	2.281.464	0,099
YEPEZ ROBERTO	**678.725.566**	**29,587**
AÑEZ DELFINO ALBERTO ENRIQUE.	3.343	0,000

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
AÑEZ DELFINO ARNALDO JOSE.	15.246	0,001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
DELFINO DE AÑEZ TERESITA	78.750	0,003
DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
DELFINO THORMAHLEN ALEJANDRO	84.404	0,004
DELFINO THORMAHLEN CARLOS EDUARDO	5.145.000	0,224
DOS REIS JOSE MARIA	41.006	0,002
FIORAVANTI MARINA	92.000	0,004
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LOVERA VEGAS JUAN ANTONIO	355.000	0,015
MADINA INVESTMENTS LTD.	8.569.728	0,374
MANTEIGA GARCIA JOSE	58.632	0,003
MILANASA LLC	169.433.930	7,386
RAMIREZ ORTIZ ANGEL JESUS	7.969.873	0,347
RIVERO LEGORBURU LUIS ALBERTO	5.250	0,000
THREE D INTERNC.MARKETING,INC.	603.700	0,026
THREE-D INTERNATIONAL MARKETING,INC	177.224.210	7,726
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
WHITE SOUL CORP.	42.897.092	1,870
Total Acciones Representadas =>	2.001.468.923	87,248
Total Acciones del Quorum =>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALONSO L. GONZALO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	20.838.293	0,908
	Total Acciones	:=>	20.838.293	0,908
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ GONZALEZ VICTOR SEGUNDO				
	Acciones Propias	:=>	363.988	0,016
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	363.988	0,016
AÑEZ D. GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	51.021.642	2,224
	Total Acciones	:=>	51.091.642	2,227
DE LA BASTIDE ALAIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	12.410.191	0,541
	Total Acciones	:=>	12.410.191	0,541
DEGWITZ LUIS GUILLERMO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
DELFINO MONZON RICARDO.				
	Acciones Propias	:=>	11.970	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.970	0,001
DELFINO PARRA ELENA				
	Acciones Propias	:=>	746.422	0,033
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	746.422	0,033

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
DELFINO TOM				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	4.230.114	0,184
	Total Acciones	:=>	4.230.114	0,184
ELLIS GARCIA DE LA CONCHA JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	78.750	0,003
EZIO DE LUCA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	400.000	0,017
	Total Acciones	:=>	400.000	0,017
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	37.802	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	37.802	0,002
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	222.459	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	222.459	0,010
GONZALEZ DE HARRAKA JACINTA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	323.682	0,014
	Total Acciones	:=>	323.682	0,014
GONZALEZ MARCOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	3.439.686	0,150
	Total Acciones	:=>	3.439.686	0,150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	494.159.100	21,541
	Total Acciones	:=>	494.159.100	21,541
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	40.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	40.000	0,002

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
HERNANDEZ U. JOSE F.				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	7.580.179	0,330
	Total Acciones	:=>	7.580.179	0,330
LEPERVANCHE CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	186.477.781	8,129
	Total Acciones	:=>	186.477.781	8,129
NU EZ FUMERO AQUILES HILARION				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
RAMIREZ TORRES ADOLFO				
	Acciones Propias	:=>	1.717.400	0,075
	Acciones Representadas	:=>	3.682.871	0,161
	Total Acciones	:=>	5.400.271	0,235
REZNICEK WEIRAUCHOVA HANY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	130.200	0,006
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	425.283.938	18,539
	Total Acciones	:=>	425.283.938	18,539
RUIZ ALMANDOZ ISMAEL JOSE				
	Acciones Propias	:=>	198.588	0,009
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	198.588	0,009
SALAS GUILLERMO				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.353.634	2,064
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	21.633	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	21.633	0,001

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
SOTO OLGA				
	Acciones Propias	:=>	94.688	0,004
	Acciones Representadas	:=>	1.824.606	0,080
	Total Acciones	:=>	1.919.294	0,084
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
VERA JOAQUIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	25.747.582	1,122
	Total Acciones	:=>	25.747.582	1,122
YEPEZ ROBERTO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	678.725.566	29,587
	Total Acciones	:=>	678.725.566	29,587
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
	Total Acciones General	:=>	2.007.930.163	87,529

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2001 y 2000

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2001 y 2000

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Páginas

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES 1-2

ESTADOS FINANCIEROS CONSOLIDADOS REEXPRESADOS EN BOLIVARES CONSTANTES POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000:

Balances Generales Consolidados 3
Estados Consolidados de Resultados 4
Estados Consolidados de Movimiento en las Cuentas de Patrimonio 5
Estados Consolidados de Flujos de Efectivo 6
Notas a los Estados Financieros Consolidados 7-24

INFORMACION COMPLEMENTARIA – ESTADOS FINANCIEROS CONSOLIDADOS EXPRESADOS EN BOLIVARES HISTORICOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000:

Balances Generales Consolidados 25
Estados Consolidados de Resultados 26
Estados Consolidados de Movimiento en las Cuentas de Patrimonio 27
Estados Consolidados de Flujos de Efectivo 28

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

MANPA

CARACAS, 18 DE ABRIL DEL 2002

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 18 de abril de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 10 de abril de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

"EL UNIVERSAL"
MIERCOLES 10 DE ABRIL 2002
PÁGINA 1-3

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

Caracas, April 26, 2002.

Citizen

President of **the National Securities Commission**.

Your Office.

We do hereby inform you that in General Shareholders' Meeting of this company, held on April 18, 2002 there was agreed a common cash dividend of **two bolivars (Bs.2.00) per share**, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2001 and the setting of the registry dates and payment was delegated to the Board of Directors, which in Meeting No.888 dated April 26, 2002 established May 24, 2002 as registry date (limit transaction date with benefit) that corresponds to the fifth business day following publication of the notice of dividends in two (2) major national newspapers, prior authorization by the National Securities Commission, and the ninth business day following the registry date, that is, from June 7, 2002 (limit date of registration of benefit) as payment date in one sole portion.

For the purposes of obtaining authorization from this entity, we do hereby enclose a copy of the notice of the decree of common cash dividend of Two Bolivars (Bs.2.00) per share.

We do hereby make this participation pursuant to the provisions of Ordinal 2nd, Article 4th, of the Regulations for Periodical or Occasional Financial Information to Be Provided by Companies which Securities are registered with the National Securities Registry."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose:

- Notice
- Certificate of Minute of Shareholders' Meeting.
- Certificate of Minutes of Shareholders' Meeting dated April 18, 2002.
- Balances 2001.——————————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in Meeting No. 888 dated April 26, 2002 decided to establish the registry dates and payment of dividends, complying with approval dated April 18, 2002 by the General Shareholders' Meeting that declared a common cash dividend of Two Bolivars (Bs.2.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2001 corresponding to shareholders registered on the fifth business day following publication of the notice of dividends in two (2) major national newspapers, prior authorization by the National Securities Commission, and the ninth business day following the registry date, that is, from June 7, 2002 (limit date of registration of benefit) as payment date in one sole portion.

Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The present publication was authorized by the National Securities Commission in Official Communication No. (blank) dated (blank), pursuant to the provisions set forth in resolution No.159-96 as of July 3, 1996 published in Special Official Gazette dated July 31, 1996.

Caracas, May 18, 2002.——————————————————————————

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **General Shareholders' Meeting** dated **February 18, 2002** which is inserted in the Shareholders Book of this company, and textually reads as follows: "*As of today, the* ***Fourteenth (18th) day of February of Two Thousand Two (2002)*** *at 3:00 p.m., there gathered shareholders of* ***MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.****, indicated herein below , at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Nacional and El Universal, dated February 10, 2002 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the* ***General Shareholders' Meeting*** *to be held* ***at 3:00 p.m., on February 18, 2002*** *in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors; 2) Appointing the members of the Board of Directors for the next statutory period; 3) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and*

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

payment to shareholders. Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from the date of publishing this notification. Caracas, February 8, 2002. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **two thousand seven million nine hundred thirty thousand one hundred sixty-three (2,007,930,163) shares**, that is, more than **eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Point of the notice** – which was read out – that is, **Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors.** Company Financial Statements and consolidated financial statements as well as the management report by the Board of Directors were read out, being unanimously approved by the attending shareholders. Company Administrators refrained from voting.

Immediately, the **Second Item** of the notice was considered, that is, **Appointing the members of the Board of Directors for the next statutory period.** Roberto Yépez Soto used his right to speak and suggested appointing as Main Members of the Board of Directors the following persons: **CARLOS DELFINO T., JUAN CARLOS CARPIO DELFINO, ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, ELENA DELFINO P., ALICIA MARIELA PAPARONI, CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ** and **JULIO BUSTAMANTE**, and as **Acting Members: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, RICARDO VEGAS** and **ANGEL J. RAMIREZ**. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item** of the notice was considered, that is, **Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: It is hereby proposed to decree a common cash dividend of Two (2) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities Commission, payable from the ninth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one or more portions.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed above.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal, and the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the Twenty-Second (22nd) day of April of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.——————————————————————————

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

State of Quorum. Ordinary.

Total Shareholders: 2,294,009,424

Attending Shareholders: 2,007,930,163

% Quorum: 87,529

Total Class "A" Shareholders: 2,294,009,424

Total Class "A" Attending Shareholders: 2,007,930,163

% Quorum Class "A": 87,529

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.—————————————————————————

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Presents

Shareholder's Name	Number of Shares	%
A EZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ABRAHIM KATOON AARÓN	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFIN	2,598,940	0.113
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.016
DELFINO MONZÓN RICARDO	11,970	0.001
DELFINO PARRA ELENA	105,932	0.005
DELFINO PARRA ELENA MARGARITA	640,490	0.028
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	37,802	0.002
GARCIA RODRÍGUEZ LEONARDO	222,459	0.010
HEREDIA JUAN BAUTISTA	40,000	0.002
NÚÑEZ FUMERO AQUILES HILARION	100,000	0.004
RAMÍREZ TORRES UZACTEGUI ADOLFO ALE	1,717,400	0.075
REZNICEK WEIRAUCHOVA HANY	130,200	0.006

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RUIZ ALMANDOZ ISMAEL JOSE	198,588	0.009
SALAS DELFINO GUILLERMO ALEJANDRO	8,400	0.000
SOTO APONTE PEDRO JOSE	21,633	0.001
SOTO CARDENAS OLGA	94,688	0.004
ZABALA VELIZ EUNICES JOSEFINA	10,000	0.000
Total Represented Shares	6,461,240	0.282
Total Quorum Shares	2,007,930,163	87.529

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALONSO L. GONZALO	**20,838,293**	**0,908**
ACTIPLUS FON. MUT. DE IN CAP. AB. RTA	2,235,160	0,097
ACTIVALORES SOCIEDAD DE CORRETAJE	25,000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE	13,154,783	0,573
BECHAR ALTER TAMARA	126,100	0,005
CHRISTIANSEN NIELSEN LUIS ERNESTO	688,000	0,030
INVERSIONES AURRERA, C.A.	2,049,750	0,089
PRAT PINEDO ARIEL EDUARDO	260,000	0,011
PROSPERAR ENTIDAD DE AHORRO Y PREST	1,000,000	0,044
TRIGO CRESPO GUILLERMO JOSE	200,000	0,009
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	1,099,500	0,048
AÑEZ GUSTAVO	**51,021,642**	**2,224**
INVERSIONES SF118 C.A.	49,768,530	2,169
PAUL DELFINO ALFREDO	1,253,112	0,055
DE LA BASTIDE ALAIN	**12,410,191**	**0,541**
ECONOINVEST CASA DE BOLSA, C.A.	545,000	0,024
ECONOINVEST CASA DE BOLSA, C.A.	11,865,191	0,517

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

DEGWITZ LUIS GUILLERMO	**10,000**	**0,000**
MONTERO ELIO JOSE	10,000	0,000
DELFINO TOM	**4,230,114**	**0,184**
INVERSIONES PENMAY, C.A.	4,230,114	0,184
EZIO DE LUCA	**400,000**	**0,017**
DE LUCA ESPINOZA ANA ISABEL	400,000	0,017
GONZALEZ DE HARRAKA JACINTA	**323,682**	**0,014**
INVERSIONES INVEMA 2000 C.A.	323,682	0,014
GONZALEZ MARCOS	**3,439,686**	**0,150**
MARAMBIO CORTES OMAR ANTONIO	1,991,810	0,087
MARAMBIO GONZALEZ Y ASOCIADOS	1,447,876	0,063
GONZALEZ NELLY	**494,159,100**	**21,541**
BROWN BROTHERS ARRIMAN & CO	140,000,000	6,103
CLARIDGE, LTD.	350,000,000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0,008
INMOBILIARIA ARA, S.A.	33,600	0,001
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 3240, C.A.	107,500	0,005
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
PAPARONI MICALE FERNANDO	21,000	0.001

Shareholder's Name	Number of Shares	%
PAPARONI MICALE FERNANDO CESAR	679,000	0,030
PAPARONI MICALE JOSE GAETANO	150,000	0.007

PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
HERNANDEZ U. JOSE F.	**7,580,179**	**0.330**
BANCO VENEZOLANO DE CREDITO BVE	466,976	0.020
LA CEIBA FONDO MUTUAL DE INVERSIÓN	483,434	0.021
LA CEIBA SDAD. ADMÓN.. F.M. INV. S.A.	135,000	0.006
VALORES VENCRED CASA DE BOLSA, S.A.	1,835,433	0.080
VENCRED, S.A. VENCRED, S.A.	4,659,336	0.203
LEPERVANCHE CARLOS	**186,477,781**	**8.129**
ALMEIDA GIL MARIA DEL CARMEN ZULIA	1,134	0.000
ARAUJO DE SILVA DAIXY NOERLLY	1,890	0.000
AYALA USECHE RICARDO ALFREDO	69,736	0.003
AZUCAR MONTALBAN S.A.	1,435,770	0.063
B.V.C VALORES C.A.	3,739,487	0.163
BETANCOURT OTEIZA GUILLERMO LUIS OC	1,186,840	0.052
BOWEL LEWIS ALBERTO JOHN	1,890	0.000
CARNEVALI FERNANDEZ FERNANDO	23,940	0.001
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CORPORACIÓN CARMEL, C.A.	450,000	0.020
CUADRA ECHEVERRIA LUIS MARIA	1,939,220	0.085
CUADRA Y DEGWITZ CASA DE BOLSA, S.A.	7,690,504	0.335
DITTMER MANZANO EGBERT	402,538	0.018
FARINA FRIXA ANA MARIA	12,138	0.001
GONZALEZ ELFINO ALFREDO	96,500	0.004
GONZALEZ FRANTZIS FREDDY AUGUSTO	360,000	0.016
GONZALEZ REYES JOSE ANTONIO	1,890	0.000
GONZALEZ RODRÍGUEZ WILLIAM ANIBAL	2,394	0.000

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
10
JUDITH X. HERNANDEZ MORA

ILIJA BRISA LORENZO	1,020,570	0.044
INVERSIONES 0916, C.A.	69,905	0.003
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 3 DE OCTUBRE, C.A.A	815,136	0.036
INVERSIONES 7426, S.A.	1,394,606	0.061
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES TEDEA, C.A.	21,800,000	0.950
INVERSIONES TEDEA_C.A.	23,067,800	1.006
INVERSORA 3-10-64 C.A.	423,150	0.018
INVERSORA CONDEISA C.A.	682,080	0.030
INVERSORA RETA CENTRO OCCIDENTAL C.	903,000	0.039
INVERSORA RETA LLANERA, C.A.	616,206	0.027

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
LANDER SUCRE EDUARDO HENRIQUE	20,000	0.001
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LOAIZA OROPEZA CELIA ROSARIO	1,890	0.000
MARTINEZ DE THOMPSON JUANA CRISTINA	3,900,000	0.170
MONTIEL DE CORRO MARLENE COROMOTO	1,134	0.000
MOSQUERA BACALLAO ROLANDO LORENZO	1,594,510	0.070
NICOLAU DE GARCIA ROSA MARIA	6,300	0.000
PERUCH COSTA GALLIANO WALTER SERAFI	942,625	0.041
RODRÍGUEZ RODRÍGUEZ HECTOR TIMOTEO	12,600	0.001
ROSQUETE PORCAR DE V. NILDA ESTHER	4,704	0.000
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1,922

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

THOMSON PETER GRAHAM	35,000	0.002
VEGAS ZUELDIA ADRIANA	13,740	0.001
VETA HOLDINGS A V V	65,175,046	2.841
ZUBELDIA DE VEGAS ITZIAR	70,000	0.003
RAMÍREZ TORRES ADOLFO	**3,682,871**	**0.161**
ARISMENDI DELFINO ANA MARIA	4,100	0.000
ARISMENDI DELFINO BEATRIZ ELENA	5,100	0.000
ARISMENDI MELCHERT JUAN BAUTISTA	8,200	0.000
INVERSIONES SAN NICOLAS DE BARI C.A.	3,665,471	0.160
RIVAS RAMON	**425,283,938**	**18,539**
BEAR STERNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA, FONDO MUT	3,000,000	0.131
NATSCUMCO (NOMINEE FOR CITIBANK NA	416,270,125	18.146
SALAS GUILLERMO	47,345,234	2.064
INVERSIONES RODANO C.A.	47,345,234	2.064
SOTO OLGA	**1,824,606**	**0.080**
CARDENAS DE BURRON GRACIELA	1,824,606	0.080
SUBERO DE DELFINO ADA	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S.	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
VIRTUOSO HOLDINGS A.V.V	5,617,374	0.245
VERA JOAQUIN	**25,747,582**	**1.122**
INTERBUSA SERVICIOS FINANCIEROS, C.A.	23,466,118	1.023
INTERMEDIACIONES BURSÁTILES C.A.	2,281,464	0.099
YÉPEZ ROBERTO	**678,725,566**	**29,587**
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
DELFINO THORMAHLEN ALEJANDRO	84,404	.004
DELFINO THORMAHLEN CARLOS EDUARDO	5,145,000	0.224
DOS REIS JOSE MARIA	41,006	0.002
FIORAVANTI MARINA	92,000	0.004
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES PALMIRA C.A.	126	0.000
INVERSIONES TALBOT, C.A.	3,907,906	0.170

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

LOVERA VEGAS JUAN ANTONIO	355,000	0.015
MADINA INVESTMENTS LTD.	8,569,728	0.374
MANTEIGA GARCIA JOSE	58,632	0.003
MILANASA LLC	169,433,930	7.386
RAMÍREZ ORTIZ ANGEL JESÚS	7,969,873	0.347
RIVERO LEGORBURU LUIS ALBERTO	5,250	0.000
THREE D INTERNC. MARKETING, INC.	603,700	0.026
THREE-D INTERNATIONAL MARKETING, INC.	177,224,210	7.726
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
WHITE SOUL CORP.	42,897,092	1.870
Total represented shares	2,001,468,923	87.248
Total Quorum Shares	2,007,930,163	87,529

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ALONSO L. GONZALO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	20,838,293	0.908
Total shares	: ⇒	20,838,293	0.908
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA			
Own shares	: ⇒	2,598,940	0.113
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,598,940	0.113

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

ALVAREZ GONZALEZ VICTOR SEGUNDO			
Own shares	: ⇒	363,988	0.016
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	363,988	0.016
AÑEZ GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	51,021,642	2,224
Total shares	: ⇒	51,021,642	2,224
DE LA BASTIDE ALAIN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	12,410,191	0,541
Total shares	: ⇒	12,410,191	0,541
DEWITZ LUIS GUILLERMO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
DELFINO MONZON RICARDO			
Own shares	: ⇒	11,970	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	11,970	0.001
DELFINO PARRA ELENA			
Own shares	: ⇒	746,422	0.033
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	746,422	0.033

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

DELFINO TOM

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,230,114	0.184
Total shares	: ⇒	4,230,114	0.184
ELLIS GARCIA DE LA CONCHA JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	78,750	0.003
EZIO DE LUCA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	400,000	0.017
Total shares	: ⇒	400,000	0.017
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	37,802	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	37,802	0.002
GARCIA RODRÍGUEZ LEONARDO			
Own shares	: ⇒	222,459	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	222,459	0.010
GONZALEZ DE HARRAKA JACINTA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014
GONZALEZ MARCOS			
Own shares	: ⇒	0	0
Represented shares	: ⇒	3,439,686	0.150
Total shares	: ⇒	3,439,686	0.150
GONZALEZ NELLY			
Own shares	: ⇒	0	0
Represented shares	: ⇒	494,159,100	21,541

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Total shares	: ⇒	494,159,100	21,541

HEREDIA JUAN BAUTISTA

Own shares	: ⇒	40,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	40,000	0.002

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 3

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

HERNANDEZ U. JOSE F.

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	7,580,179	0.330
Total shares	: ⇒	7,580,179	0.330

LEPERVANCHE CARLOS

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	186,477,781	8,129
Total shares	: ⇒	186,477,781	8,129

NUÑEZ FUMERO AQUILES HILARION

Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004

RAMIREZ TORRES ADOLFO

Own shares	: ⇒	1,717,400	0.075
Represented shares	: ⇒	3,682,871	0.161
Total shares	: ⇒	5,400,271	0.235

REZNICEK WEIRAUCHOVA HANY

Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	130,200	0.006

REPUBLICA DE VENEZUELA
17
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

RIVAS RAMON

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	425,283,938	18,539
Total shares	: ⇒	425,283,938	18,539

RUIZ ALMANDOZ ISMAEL JOSE

Own shares	: ⇒	198,588	0.009
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	198,588	0.009

SALAS GUILLERMO

Own shares	: ⇒	8,400	0.0006
Represented shares	: ⇒	47,345,234	2,064
Total shares	: ⇒	47,353,634	2,064

SOTO APONTE PEDRO JOSE

Own shares	: ⇒	21,633	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	21,633	0.001

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/18/2002 PAGE: 4

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

SOTO OLGA.

Own shares	: ⇒	94,688	0.004
Represented shares	: ⇒	1,824,606	0.080
Total shares	: ⇒	1,919,294	0.084

SUBERO DE DELFINO ADA

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1,655
Total shares	: ⇒	37,968,458	1,655

VERA JOAQUIN

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	25,747,582	1,122
Total shares	: ⇒	25,747,582	1,122
YEPEZ ROBERTO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	678,725,566	29,587
Total shares	: ⇒	678,725,566	29,587
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
General Total shares	: ⇒	2,007,930,163	87,529

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries.

Report by Independent Public Accountants.

Consolidated Financial Statements, years ended at December 31, 2001 and 2002.--------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries.

Report by Independent Public Accountants.

Consolidated Financial Statements, years ended at December 31, 2001 and 2002.--------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

TABLE OF CONTENT

	Pages
REPORT BY INDEPENDENT PUBLIC ACCOUNTANTS	1-2
CONSOLIDATED FINANCIAL STATEMENTS RESTATED IN CONSTANT BOLIVARS FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2002	
Consolidated Balance Sheet	3
Consolidated Statement of Income	4
Consolidated Statements of Flow in Equity Accounts	5
Consolidated Statements of Cash Flow	6
Notes to the Consolidated Financial Statements	7-24

SUPPLEMENTARY INFORMATION – CONSOLIDATED FINANCIAL STATEMENTS STATED IN HISTROICAL BOLIVARS FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2002

Consolidated Balance Sheet 25

Consolidated Statement of Income 26

Consolidated Statements of Flow in Equity Accounts 27

Consolidated Statements of Cash Flow 28

GENERAL SHAREHOLDERS' MEETING

MANPA

CARACAS, APRIL 18, 2002.——————————————————

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Board of Directors for the next statutory period.
3) Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are at your disposition in the company premises from March 24, 2002.

Caracas, April 10, 2002.

For the Board of Directors, CARLOS DELFINO T. President.

"EL UNIVERSAL" Wednesday, April 10, 2002. Page 1-3 --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 17th, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Consolidated statement of flow of equity accounts
Re-stated in constant curency at December 31, 2001
(Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increements	Accrued result from translation of foreign subsidiary	Reatined Earnings Legal Reserve	Reatined Earnings Undistributed	Result from holding non-monetary assets	Total Equity
Balances at December 31, 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.920
Net income						4.514.036		4.514.036
Accrued result from transaltion of foreign subsidiary				11.032				
Cash dividends						(4.801.224)		11.032
								-4.801.224
Result from holding non-monetary assets							(18.970.599)	(18.970.599)
Balances at December 31, 2001	22.940.094	46.692.596	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.165

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Equity accounts statement of flow
Re-stated in constant curency at December 31, 2001
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increements	Accrued result from translation of foreign subsidiary	Reatined Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
Balances at December 31, 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.920
Net income						4.514.036		4.514.036
Accrued result from holding of foreign subsidiary				11.032				11.032
Cash dividends						(4.801.224)		(4.801.224)
Result from holding non-monetary assets							(18.970.599)	(18.970.599)
Balances at December 31, 2001	22.940.094	46.692.596	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.165

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet http://www.manpa.com.ve

Caracas, 26 de abril de 2002

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la Asamblea General Ordinaria de Accionistas de esta compañía de fecha 18 de abril del año en curso, se decretó un dividendo ordinario en efectivo de **dos bolívares (Bs. 2,oo) por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 888 de fecha 26 de abril de 2002 estableció como fecha de registro (fecha límite de transacción con beneficio) el 24 de mayo de 2002, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 7 de junio de 2002 (fecha efectiva de registro del beneficio), en una única porción.

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo ordinario en efectivo de dos bolívares (Bs. 2,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

CARLOS H. PAPARONI M.
Segundo Vice-Presidente

Anexo:
- ✓ Aviso
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de Asamblea del 18 de abril de 2002
- ✓ Balances 2001

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

COMISION NACIONAL DE VALORES
02 APR 29 PM 1:53
ARCHIVO
RECIBIDO

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 888 de fecha 26 de abril de 2002, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 18 de abril de 2002 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 24 de mayo de 2002 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 7 de junio de 2002 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° _______ de fecha _______, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 18 de mayo de 2002

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401235 - 401236
Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS H. PAPARONI**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 6.562.483, procediendo en mi carácter de Segundo Vice-Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 888:** Hoy, dieciocho (18) de abril de dos mil dos se reunieron en la sede de la compañía,. los miembros de la Junta Directiva, señores: Celestino Martínez P., Primer Vice Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Alfredo Gómez Ruiz, Arnaldo Añez D., Juan Carlos Carpio, Alicia Mariela Paparoni, Elena Delfino, Nelson Isamit y Alberto Delfino T. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y Juan Delfino R. y José Gaetano Paparoni, Asesores.

3.- La Junta Directiva acordó establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 18 de abril de 2002 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de dos bolívares (Bs. 2,00) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 24 de mayo de 2002 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 7 de junio de 2002 (fecha efectiva de registro del beneficio), en una única porción. Los dividendos serán pagados en las oficinas de la compañía".

Certificación que expido en Caracas a los veintinueve (29) días del mes de abril del año dos mil dos.

MANUFACTURAS DE PAPEL C.A.

CARLOS H. PAPARONI
Segundo Vice-Presidente de la Junta Directiva

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Ordinaria de Accionistas** de fecha **18 de abril de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **dieciocho (18) de abril del año dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 10 de abril de 2002, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2002, a las 3:00 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002. Caracas, 10 de abril de 2002. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.*

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil siete millones novecientos treinta mil ciento sesentitrés (2.007.930.163) acciones**, o sea, más del **ochenta y siete por ciento (87%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de**

MANPA

la convocatoria – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.** Tomó la palabra Roberto Yépez Soto y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: **CARLOS DELFINO T., JUAN CARLOS CARPIO DELFINO, ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, ELENA DELFINO P., ALICIA MARIELA PAPARONI, CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ** y **JULIO BUSTAMANTE**, y como **Miembros Suplentes** a los señores: **ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, RICARDO VEGAS** y **ANGEL J. RAMIREZ.** Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone decretar un dividendo ordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Sometida a consideración de la Asamblea la anterior proposición, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los

MANPA

COMISION NACIONAL DE VALORES

02 APR 29 PM 1:53

ARCHIVO RECIBIDO

miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintidos (22) días del mes de abril del año dos mil dos.

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/

MANUFACTURAS DE PAPEL (MANPA)
Estado del Quorum
Ordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.007.930.163
% Quroum	:	87,529

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.007.930.163
% Quroum Tipo "A"	:	87,529

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/
PAGINA: 1

COMISION NACIONAL DE VALORES

MANUFACTURAS DE PAPEL (MANPA)
Presentes

02 APR 29 PM 1:53

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RECIBIDO

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0,016
DELFINO MONZON RICARDO.	11.970	0,001
DELFINO PARRA ELENA	105.932	0,005
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	37.802	0,002
GARCIA RODRIGUEZ LEONARDO	222.459	0,010
HEREDIA JUAN BAUTISTA	40.000	0,002
NU EZ FUMERO AQUILES HILARION	100.000	0,004
RAMIREZ TORRES UZCATEGUI ADOLFO ALE	1.717.400	0,075
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
RUIZ ALMANDOZ ISMAEL JOSE	198.588	0,009
SALAS DELFINO GUILLERMO ALEJANDRO	8.400	0,000
SOTO APONTE PEDRO JOSE	21.633	0,001
SOTO CARDENAS OLGA.	94.688	0,004
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
Total Acciones Representadas =>	6.461.240	0,282
Total Acciones del Quorum =>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALONSO L. GONZALO	**20.838.293**	**0,908**
ACTIPLUS FON. MUT. DE IN CAP.AB.RTA	2.235.160	0,097
ACTIVALORES SOCIEDAD DE CORRETAJE	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	13.154.783	0,573
BECHAR ALTER TAMARA	126.100	0,005
CHRISTIANSEN NIELSEN LUIS ERNESTO	688.000	0,030
INVERSIONES AURRERA, C.A.	2.049.750	0,089
PRAT PINEDO ARIEL EDUARDO	260.000	0,011
PROSPERAR ENTIDAD DE AHORRO Y PREST	1.000.000	0,044
TRIGO CRESPO GUILLERMO JOSE	200.000	0,009
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	1.099.500	0,048
AÑEZ D. GUSTAVO	**51.021.642**	**2,224**
INVERSIONES SF118 C.A.	49.768.530	2,169
PAUL DELFINO ALFREDO	1.253.112	0,055
DE LA BASTIDE ALAIN	**12.410.191**	**0,541**
ECONOINVEST CASA DE BOLSA, C.A.	545.000	0,024
ECONOINVEST CASA DE BOLSA, C.A. .	11.865.191	0,517
DEGWITZ LUIS GUILLERMO	**10.000**	**0,000**
MONTERO ELIO JOSE	10.000	0,000
DELFINO TOM	**4.230.114**	**0,184**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
EZIO DE LUCA	**400.000**	**0,017**
DE LUCA ESPINOSA ANA ISABEL	400.000	0,017
GONZALEZ DE HARRAKA JACINTA	**323.682**	**0,014**
INVERSIONES INVEMA 2000 C.A.	323.682	0,014
GONZALEZ MARCOS	**3.439.686**	**0,150**
MARAMBIO CORTES OMAR ANTONIO	1.991.810	0,087
MARAMBIO GONZALEZ Y ASOCIADOS	1.447.876	0,063
GONZALEZ NELLY	**494.159.100**	**21,541**
BROWN BROTHERS HARRIMAN & CO	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES VEIQUEVE, S.A	127.600	0,006
PAPARONI MICALE FERNANDO	21.000	0,001

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE FERNANDO CESAR.	679.000	0,03
PAPARONI MICALE JOSE GAETANO	150.000	0,00
PAPARONI SANCHEZ GUSTAVO	112.000	0,00
PAPARONI SANCHEZ SILVIA	112.000	0,00
PROMOCIONES CATETO, S.A.	200.000	0,00
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,00
HERNANDEZ U. JOSE F.	**7.580.179**	**0,33**
BANCO VENEZOLANO DE CREDITO BVE	466.976	0,02
LA CEIBA FONDO MUTUAL DE INVERSION	483.434	0,021
LA CEIBA SDAD.ADMON.F.M.INV.S.A. .	135.000	0,006
VALORES VENCRED CASA DE BOLSA, S.A.	1.835.433	0,08
VENCRED, S.A. VENCRED, S.A.	4.659.336	0,203
LEPERVANCHE CARLOS	**186.477.781**	**8,129**
ALMEIDA GIL MARIA DEL CARMEN ZULAY	1.134	0,000
ARAUJO DE SILVA DAIXY NORELLY	1.890	0,000
AYALA USECHE RICARDO ALFREDO	69.736	0,003
AZUCAR MONTALBAN S.A.	1.435.770	0,063
B.V.C VALORES C.A.	3.739.487	0,163
BETANCOURT OTEIZA GUILLERMO LUIS OC	1.186.840	0,052
BOWEL LEWIS ALBERTO JOHN	1.890	0,000
CARNEVALI FERNANDEZ FERNANDO	23.940	0,001
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CORPORACION CARMEL, C.A.	450.000	0,020
CUADRA ECHEVARRIA LUIS MARIA	1.939.220	0,085
CUADRA Y DEGWITZ CASA DE BOLSA,S.A.	7.690.504	0,335
DITTMER MANZANO EGBERT	402.538	0,018
FARINA FRIXA ANA MARIA	12.138	0,001
GONZALEZ DELFINO ALFREDO	96.500	0,004
GONZALEZ FRANTZIS FREDDY AUGUSTO	360.000	0,016
GONZALEZ REYES JOSE ANTONIO	1.890	0,000
GONZALEZ RODRIGUEZ WILLIAM ANIBAL	2.394	0,000
ILIJA BRISA LORENZO	1.020.570	0,044
INVERSIONES 0916, C.A	69.905	0,003
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES 7426, S.A	1.394.606	0,061
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES TEDEA, C.A.	21.800.000	0,950
INVERSIONES TEDEA_C.A. .	23.067.800	1,006
INVERSORA 3-10-64 C.A.	423.150	0,018
INVERSORA CONDEISA C.A.	682.080	0,030
INVERSORA RETA CENTRO OCCIDENTAL C.	903.000	0,039
INVERSORA RETA LLANERA ,C.A. .	616.206	0,027

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Acciones	%
LANDER SUCRE EDUARDO HENRIQUE	20.000	0,00
LARRAZABAL GONZALEZ EDUARDO ELIAS	[illegible]	0,00
LOAIZA OROPEZA CELIA ROSARIO	1.890	0,00
MARTINEZ DE THOMSON JUANA CRISTINA	3.900.000	0,17
MONTIEL DE CORRO MARLENE COROMOTO	1.134	0,00
MOSQUERA BACALLAO ROLANDO LORENZO	1.594.510	0,07
NICOLAU DE GARCIA ROSA MARIA	6.300	0,00
PERUCH COSTA GALLIANO WALTER SERAFI	942.625	0,041
RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	12.600	0,001
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,00
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,92
THOMSON PETER GRAHAM	35.000	0,002
VEGAS ZUBELDIA ADRIANA	13.740	0,001
VETA HOLDINGS A V V	65.175.046	2,841
ZUBELDIA DE VEGAS ITZIAR	70.000	0,003
RAMIREZ TORRES ADOLFO	**3.682.871**	**0,161**
ARISMENDI DELFINO ANA MARIA	4.100	0,000
ARISMENDI DELFINO BEATRIZ ELENA	5.100	0,000
ARISMENDI MELCHERT JUAN BAUTISTA	8.200	0,000
INVERSIONES SAN NICOLAS DE BARI C.A	3.665.471	0,160
RIVAS RAMON	**425.283.938**	**18,539**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	3.000.000	0,131
NATSCUMCO(NOMINEE FOR CITIBANK NA	416.270.125	18,146
SALAS GUILLERMO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
SOTO OLGA	**1.824.606**	**0,080**
CARDENAS DE BURRON GRACIELA.	1.824.606	0,080
SUBERO DE DELFINO ADA	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
VERA JOAQUIN	**25.747.582**	**1,122**
INTERBURSA SERVICIOS FINANCIERO,C.A	23.466.118	1,023
INTERMEDIACIONES BURSATILES C.A. .	2.281.464	0,099
YEPEZ ROBERTO	**678.725.566**	**29,587**
AÑEZ DELFINO ALBERTO ENRIQUE.	3.343	0,000

MANUFACTURAS DE PAPEL (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
AÑEZ DELFINO ARNALDO JOSE.	[illegible]	0,00
AÑEZ DELFINO DE UZCATEGUI ANDREINA	[illegible]	0,00
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,00
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,01
CONDE DELFINO GUSTAVO EMILIO	682.080	0,03
CONDE DELFINO VALENTINA ISABEL	10.752	0,00
DELFINO DE AÑEZ TERESITA	78.750	0,00
DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,00
DELFINO GOMEZ JOSE IGNACIO	5.000	0,00
DELFINO THORMAHLEN ALEJANDRO	84.404	0,00
DELFINO THORMAHLEN CARLOS EDUARDO	5.145.000	0,22
DOS REIS JOSE MARIA	41.006	0,00
FIORAVANTI MARINA	92.000	0,004
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LOVERA VEGAS JUAN ANTONIO	355.000	0,015
MADINA INVESTMENTS LTD.	8.569.728	0,374
MANTEIGA GARCIA JOSE	58.632	0,003
MILANASA LLC	169.433.930	7,386
RAMIREZ ORTIZ ANGEL JESUS	7.969.873	0,347
RIVERO LEGORBURU LUIS ALBERTO	5.250	0,000
THREE D INTERNC.MARKETING,INC.	603.700	0,026
THREE-D INTERNATIONAL MARKETING,INC	177.224.210	7,726
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
WHITE SOUL CORP.	42.897.092	1,870

Total Acciones Representadas =>	2.001.468.923	87,248
Total Acciones del Quorum =>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALONSO L. GONZALO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	20.838.293	0,908
	Total Acciones	:=>	20.838.293	0,908
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ GONZALEZ VICTOR SEGUNDO				
	Acciones Propias	:=>	363.988	0,016
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	363.988	0,016
AÑEZ D. GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	51.021.642	2,224
	Total Acciones	:=>	51.091.642	2,227
DE LA BASTIDE ALAIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	12.410.191	0,541
	Total Acciones	:=>	12.410.191	0,541
DEGWITZ LUIS GUILLERMO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
DELFINO MONZON RICARDO.				
	Acciones Propias	:=>	11.970	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.970	0,001
DELFINO PARRA ELENA				
	Acciones Propias	:=>	746.422	0,033
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	746.422	0,033

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
DELFINO TOM				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	4.[illegible]0.114	0,184
	Total Acciones	:=>	4.230.114	0,184
ELLIS GARCIA DE LA CONCHA JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	78.750	0,003
EZIO DE LUCA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	400.000	0,017
	Total Acciones	:=>	400.000	0,017
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	37.802	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	37.802	0,002
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	222.459	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	222.459	0,010
GONZALEZ DE HARRAKA JACINTA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	323.682	0,014
	Total Acciones	:=>	323.682	0,014
GONZALEZ MARCOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	3.439.686	0,150
	Total Acciones	:=>	3.439.686	0,150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	494.159.100	21,541
	Total Acciones	:=>	494.159.100	21,541
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	40.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	40.000	0,002

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
HERNANDEZ U. JOSE F.				
	Acciones Propias		0	0,000
	Acciones Representadas		7.580.179	0,330
	Total Acciones	:=>	7.580.179	0,330
LEPERVANCHE CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	186.477.781	8,129
	Total Acciones	:=>	186.477.781	8,129
NU EZ FUMERO AQUILES HILARION				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
RAMIREZ TORRES ADOLFO				
	Acciones Propias	:=>	1.717.400	0,075
	Acciones Representadas	:=>	3.682.871	0,161
	Total Acciones	:=>	5.400.271	0,235
REZNICEK WEIRAUCHOVA HANY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	130.200	0,006
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	425.283.938	18,539
	Total Acciones	:=>	425.283.938	18,539
RUIZ ALMANDOZ ISMAEL JOSE				
	Acciones Propias	:=>	198.588	0,009
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	198.588	0,009
SALAS GUILLERMO				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.353.634	2,064
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	21.633	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	21.633	0,001

MANUFACTURAS DE PAPEL (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
SOTO OLGA				
	Acciones Propias	:=>	94.688	0,004
	Acciones Representadas	:=>	1.824.606	0,080
	Total Acciones	:=>	1.919.294	0,084
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
VERA JOAQUIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	25.747.582	1,122
	Total Acciones	:=>	25.747.582	1,122
YEPEZ ROBERTO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	678.725.566	29,587
	Total Acciones	:=>	678.725.566	29,587
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
	Total Acciones General	:=>	2.007.930.163	87,529

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
Estado consolidado de movimiento en las cuentas de patrimonio
Reexpresado en moneda constante del 31 de diciembre de 2001
(Expresado en miles de bolívares)

	Capital social	Actualización Capital	Saldo neto actualizado para futuros aumentos de capital	Resultado Acumulado por traduccion de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.92
Utilidad neta	-	-	-	-	-	4.514.036	-	4.514.036
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.03
Dividendos en efectivo	-	-	-	-	-	(4.801.224)	-	(4.801.224
Resultado por tenencia de activos no monetarios							(18.970.599)	(18.970.599
Saldos al 31 de diciembre de 2001	22.940.094	46.692.596	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.16

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
Estado consolidado de movimiento en las cuentas de patrimonio
En bolívares historicos al 31 de diciembre de 2001
(Expresado en miles de bolívares)

	Capital social	Porciòn aplicable a los estados financieros ajustados por inflaciòn	Capital social neto	Resultado acumulado por traducciòn de filial extranjera	Utilidades Retenidas Reserva legal	Utilidades Retenidas No distribuidas	Total patrimonio
Saldos al 31 de diciembre de 2000	22.940.094	(11.470.047)	11.470.047	189.031	1.095.795	16.612.766	29.367.639
Utilidad neta	-	-	-		-	21.186.845	21.186.845
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	11.032
Dividendos en efectivo	-	-	-		-	(4.588.019)	(4.588.019)
Saldos al 31 de diciembre de 2001	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	33.211.592	45.977.497

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of Manpa]

Caracas, April 30, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION (CNV)

Present.

Attn.: National Securities Registry

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

9. Consolidated Financial Statements Restated at March 31, 2002.

10. Consolidated Statements of Equity Accounts Movements at March 31, 2002, restated in Bolivars.

11. Consolidated statement of flow in Equity Accounts at March 31, 2002 in restated bolivars.

12. Consolidated Statements of Cash Flow for the term comprised from January the 1st through March the 31st for the years 2001 and 2002, in restated bolivars.

13. Historical Consolidated Financial Statements at March 31, 2002.

Consolidated Statements of Movements in Equity Accounts at March 31, 2002 in historical bolivars.

14. Consolidated Statements of Movements in Equity Accounts at March 31, 2002 in historical bolivars.

15. Consolidated Statements of Cash Flows for the term comprised from January the 1st through March the 31st for the years 2001 and 2002, in historical bolivars.

16. Detail of long-term loans at March 31, 2002.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Treasury Corporate Manager.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
ASSETS		
CURRENT		
Cash and listed securities	9,801,713	10,487,271
Commercial Accounts Receivable	28,721,713	36,790,026
Other accounts receivable	3,053,065	13,911,580
Inventory	26,954,750	28,386,569
Expenses paid in advance	295,554	263,084
Advances to suppliers	1,822,536	1,484,632
TOTAL CURRENT ASSETS	70,649,331	91,323,162
Investments	20,214,004	15,216,885
NET FIXED ASSETS	269,406,446	279,454,979
Other Assets	1,336,189	12,575,437

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
3

TOTAL ASSETS	361,605,970	398,570,463

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	7,650,000	5,761,218
Current portion of long-term loans	6,641,806	19,391,114
Commercial accounts payable	22,029,325	30,396,314
Other accounts payable	3,425,508	2,547,089
Dividends	255,677	132,729
Others	3,281,091	3,595,183
TOTAL CURRENT LIABILITIES	43,283,407	61,823,647
INCOME TAX PROVISION		
Income tax payable	2,325,273	2,721,938
TOTAL ALLOWANCES AND PROVISIONS	2,325,273	2,721,938
LONG-TERM LIABILITIES		
Long-term loans	2,812,500	14,351,351
Severance benefits and Other reserves	6,122,632	5,464,782

Other liabilities	1,292,636	12,866,817
TOTAL LONG-TERM LIABILITIES	10,227,768	32,682,950
TOTAL LIABILITIES	55,836,448	97,228,535
EQUITY	305,769,522	301,341,928
TOTAL LIABILITIES AND EQUITY	361,605,970	398,570,463

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
Net sales	42,073,804	44,720,128
OPERATING COSTS AND EXPENSES		
Sales cost	23,934,227	31,030,554
Administration expenses	2,349,177	2,231,165
Sales expenses	5,803,677	5,270,326
TOTAL COSTS AND OPERATING EXPENSES	32,087,081	38,532,045
PROFITS BEFORE INTERESTS/TAXES/DEPOSITS AND AMORTIZATIONS	9,986,723	6,188,083
DEPRECIATION AND AMORTIZATION	3,878,026	3,503,116
OPERATING EARNINGS	6,108,697	2,684,967
OTHER INCOME/ (EXPENSES)		

Others – net	-2,841,897	398,375
INTEGRAL FINANCING INCOME (COST)		
Earned interests	134,775	384,994
Interests expenses	-2,610,093	-3,085,273
Exchange differences – net	27,281	-1,091,175
Monetary earnings	545,771	1,373,873
TOTAL INTEGRAL FINANCING INCOME (COST)	-1,902,266	-2,417,581
PROFITS BEFORE INCOME TAX	1,364,534	663,760
Income tax provision	745,621	539,251
NET INCOME	618,913	124,509

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there are two consolidated statement of flow attaché hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST OF THE YEARS 2001 AND 2002

STATED IN CONSTANT CURRENCY AT MARCH 31, 2002

(Stated in thousands of Bs.)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	618,913	124,509
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	261,527	294,098
Monetary earnings	(545,771)	(1,373,873)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Depreciation	3,765,593	3,269,168
Provision for severance benefits	2,815,345	2,765,723
Loss in investments, net	2,046,345	3,048,813
Changes in current assets and liabilities	4,871,858	(6,957,111)
Deferred charges and other assets	(26,245)	1,124,000
Payment of severance benefits	(2,666,371)	(2,622,216)
Other liabilities and deferred credits	(4,642)	(122,570)
Net cash provided for operating activities	11,136,552	(449,459)
INVESTMENT ACTIVITIES:		
Assets sales net forest project	-	19,161,396
Additions to properties, plant and equipment net	(433,922)	-
Sales and withdrawals of properties and equipment	703,710	(8,624,182)
Net cash provided for investment activities	269,788	10,537,214
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	7,650,000	4,673,576
Reduction of long-term loans	(12,233,966)	(14,749,185)
Cash dividends	(4,781,130)	-
Net cash used by financing activities	(9,365,096)	(10,075,609)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	2,041,244	12,146
CASH AND CASH EQUIVALENT:		
AT THE BEGINNING OF PERIOD	7,760,469	10,475,125
AT THE END OF PERIOD	9,801,713	10,487,271

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA
7

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
Net sales	42,073,804	44,720,128
OPERATING COSTS AND EXPENSES		
Sales cost	23,934,227	31,030,554
Administration expenses	2,349,177	2,231,165
Sales expenses	5,803,677	5,270,326
TOTAL COSTS AND OPERATING EXPENSES	32,087,081	38,532,045
PROFITS BEFORE INTERESTS/TAXES/DEPOSITS AND AMORTIZATIONS	9,986,723	6,188,083
DEPRECIATION AND AMORTIZATION	3,878,026	3,503,116
OPERATING EARNINGS	6,108,697	2,684,967
OTHER INCOME/ (EXPENSES)		
Others – net	-2,841,897	396,375
INTEGRAL FINANCING INCOME (COST)		
Earned interests	134,775	384,994
Interests expenses	-2,610,093	-3,085,273
Exchange differences – net	27,281	-1,091,175
Monetary earnings	545,771	1,373,873
TOTAL INTEGRAL FINANCING INCOME (COST)	-1,902,266	-2,417,581
PROFITS BEFORE INCOME TAX	1,364,534	663,760
Income tax provision	745,621	539,251
NET INCOME	618,913	124,509

Juan Antonio Lovera (signed) Illegible.

REPUBLICA DE VENEZUELA 8 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	7,650,000	4,900,000
Current portion of long-term loans	6,641,806	16,492,426
Commercial accounts payable	22,029,325	25,852,509
Other accounts payable	3,425,508	2,166,336
Dividends	255,677	112,888
Others	3,380,975	3,160,420
TOTAL CURRENT LIABILITIES	43,383,291	52,684,579
INCOME TAX PROVISION		
Income tax payable	2,325,273	2,315,048
LONG-TERM LIABILITY		
Long-term loan	2,812,500	12,206,034
Severance benefits and Other reserves	6,122,632	4,647,877
Other liabilities	10,116,879	11,159,004
TOTAL LONG-TERM LIABILITY	19,052,011	28,012,915
TOTAL LIABILITY	64,760,575	83,012,542

SHAREHOLDER'S EQUITY	45,592,953	45,535,472
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	110,353,528	128,548,014

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
ASSETS		
CURRENT		
Cash and listed securities	9,801,713	8,919,577
Commercial Accounts Receivable	28,721,713	31,290,455
Other accounts receivable	3,053,065	11,832,002
Inventory	24,277,087	23,133,666
Expenses paid in advance	291,188	190,490
Advances to suppliers	1,812,436	1,259,888
TOTAL CURRENT ASSETS	67,957,202	76,626,078
Investments	3,396,102	1,308,113
NET FIXED ASSETS	37,664,035	39,918,230
Other Assets	1,336,189	10,695,593
TOTAL ASSETS	110,353,528	128,548,014

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.-

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
Net sales	40,856,114	39,684,024
OPERATING COSTS AND EXPENSES		
Sales cost	23,126,710	26,195,443
Administration expenses	2,258,002	1,673,108
Sales expenses	5,594,457	5,083,415
PROFITS BEFORE INTERESTS/TAXES/DEPOSITS AND AMORTIZATIONS	9,876,945	6,732,058
DEPRECIATION AND AMORTIZATION	1,286,141	1,242,096
OPERATING EARNINGS	8,590,804	5,489,962
OTHER INCOME/ (EXPENSES)		
Others – net	-1,271,992	13,438,841
INTEGRAL FINANCING INCOME (COST)		
Earned interests	129,629	430,717
Interests expenses	-2,542,903	-2,105,790
Exchange differences – net	23,772	-383,917
Monetary earnings	545,771	1,373,873
TOTAL INTEGRAL FINANCING INCOME (COST)	-2,389,502	-2,058,990
PROFITS BEFORE INCOME TAX	4,929,310	16,869,813
Income tax provision	725,842	701,981

REPUBLICA DE VENEZUELA 11 INTERPRETE PUBLICO

NET INCOME	4,203,468	16,167,832

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there are two Consolidated statements of flow)-------------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE TERM COMPRISED BETWEEN JANUARY THE 1ST AND MARCH THE 31ST OF THE YEARS 2001 AND 2002

HISTORICAL BOLIVARS

(Restated in thousands of Bs.)

	1st Trimester 2002	2nd Trimester 2001
OPERATING ACTIVITIES:		
Net income	4,203,468	16,167,832
Adjustment to reconcile net income with cash provision for operating activities:		
Minority shareholders participation, net	261,527	226,125
Profit in investments	-	(18,352,001)
Provision for investments	499,937	21,444
Depreciation	1,164,226	1,105,785
Provision for severance benefits	2,630,009	2,352,288
Changes in operating assets and liabilities	3,893,282	(12,356,054)
Deferred changes and other assets	(27,273)	36,483
Payment of severance benefits	(2,141,779)	(2,143,691)
Other liabilities and deferred credits	(29,629)	(29,610)
Net cash provided (used) by operating activities	10,453,768	(12,971,399)
INVESTMENT ACTIVITIES:		

Sales of assets net forest project	-	16,983,000
Purchase of property, plant and equipment	(660,807)	(753,712)
Sales of property and equipment	503, 389	-
Net cash used by investment activities	(157,418)	16,229,288
INVESTMENT ACTIVITIES:		
Increase in promissory notes and bank overdrafts	7,650,000	3,995,000
Reduction in long-term loans	(10,806,211)	(11,651,134)
Cash dividends	(4,588,018)	-
Net cash used by financing activities	(7,744,229)	(7,656,134)
NET CASH REDUCTION AND CASH EQUIVALENTS	2,552,121	(4,398,245)
CASH AND CASH EQUIVALENTS:		
At the beginning of period	7,249,592	13,317,822
At the end of period	9,801,713	8,919,577

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.——————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOAN

At March 31, 2002 long-term loans (net current portion) comprised the following: (Million Bs.)

a) Foreign bank loans amounting to US$5.05 million. Term: 3 years. Maturity: November 2002. 1,129,306

b) Local bank loan amounting to Bs.3,000 million. Term: 2 years. Maturity: August 2003. 2,250,000

c) Local bank loan amounting to Bs.2,000 million. Term: 2 years. Maturity: January 2003. 1,500,000

d) Local bank loan amounting to Bs.1,250 million. Term: 2 years. Maturity: January 2002.	312,500
e) Local bank loan amounting to Bs.1,450 million. Term: 1 year. Maturity: June 2002.	1,450,000
f) Local bank loan amounting to Bs.3,000 million. Term: 1 year. Maturity: September 2003.	2,812,500
Less current portion	-6,641,806
	2,812,500

(signed) Illegible. ---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 17th, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Consolidated statement of flow of equity accounts
from the period from January the 1st through March 31, 2002
Stated in constant currency at March 31, 2002 (Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increements	Accrued result from translation of foreign subsidiary	Reatined Earnings Legal Reserve	Reatined Earnings Undistributed	Result from holding non-monetary assets	Total Equity
Balances at December 31, 2001	22.940.094	51.599.600	128.021.288	200.063	7.453.969	33.801.414	35.229.537	279.245.965
Net income						618.913		618.913
Cash dividends						-4.781.130		-4.781.130
Accrued result from holding non-monetary assets							30.685.774	30.685.774
Balances at March 31, 2002	22.940.094	51.599.600	128.021.288	200.063	7.453.969	29.639.197	65.915.311	305.769.522

Juan Antonio Lovera (signed) Illegible.
Finance Corporate Vice-President

Maria Alejandra Maghun (signed) Illegible.
Corporate Controller.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Consolidated statement of flow of equity accounts
from the period from January the 1st through March 31, 2001
Stated in constant currency at March 31, 2001 (Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increements	Accrued result from translation of foreign subsidiary	Reatined Earnings Legal Reserve	Reatined Earnings Undistributed	Result from holding non-monetary assets	Total Equity
Balances at December 31, 2000	22.940.094	58.931.151	140.613.164	189.031	8.187.124	37.463.707	60.999.480	329.323.751
Net income						124.509		124.509
Cash dividends								
Accrued result from holding non-monetary assets							(28.106.332)	(28.106.332)
Balances at March 31, 2001	22.940.094	58.931.151	140.613.164	189.031	8.187.124	37.588.216	32.893.148	301.341.928

Juan Antonio Lovera (signed) Illegible.
Finance Corporate Vice-President

Maria Alejandra Maghun (signed) Illegible.
Corporate Controller.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Consolidated statement of flow of equity accounts
from January the 1st and March 31, 2001 in historical bolivars
(Stated in thousands of bolivars)

	Capital stock	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
Balances at December 31, 2000	11.470.047	1.209.141	16.688.452	29.367.640
Capital increase				
Net profits			16.167.832	16.167.832
Cash dividends				
Balances at March 31, 2001	11.470.047	1.209.141	32.856.284	45.535.472

Juan Antonio Lovera (signed) Illegible
Finance Corporate Vice-President

María Alejandra Maghun (signed) Illegible
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

REPUBLICA DE V...
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Consolidated statement of flow of equity accounts
from January the 1st and March 31, 2002 in historical bolivars
(Stated in thousands of bolivars)

	Capital stock	Retained Earnings Legal Reserve	Retained Earnings Undistributed	Total Equity
Balances at December 31, 2001	11.470.047	1.095.914	33.411.542	45.977.503
Capital increase				
Net profits			4.203.468	4.203.468
Cash dividends			(4.588.018)	(4.588.018)
Balances at March 31, 2002	11.470.047	1.095.914	33.026.992	45.592.953

Juan Antonio Lovera (signed) Illegible
Finance Corporate Vice-President

Maria Alejandra Maghun (signed) Illegible
Corporate Comptroller

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

RECEIVED
MAY 30 2002

Caracas, 30 de abril de 2002.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

9. Estados Financieros Consolidados Reexpresados al 31 de marzo de 2002.
10. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de marzo de 2002, en Bolívares Reexpresados.
11. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de marzo de 2002, en Bolívares Reexpresados.
12. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 31 de marzo de los años 2001 y 2002, en Bolívares Reexpresados.
13. Estados Financieros Consolidados Históricos al 31 de marzo de 2002.
14. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de marzo de 2002, en Bolívares Históricos.
15. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 31 de marzo de los años 2001 y 2002, en Bolívares Históricos.
16. Detalle de los Préstamos a Largo Plazo al 31 de marzo de 2002.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GERENTE CORP. TESORERIA

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

02 APR 30 PM 3:32
RECIBIDO

	1er. Trimestre 2002	1er. Trimestre 2001
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	9.801.713	10.487.271
Cuentas por Cobrar Comerciales	28.721.713	36.790.026
Otras Cuentas por Cobrar	3.053.065	13.911.580
Inventarios	26.954.750	28.386.569
Gastos Pagados por Anticipado	295.554	263.084
Anticipo a Proveedores	1.822.536	1.484.632
TOTAL ACTIVO CIRCULANTE	**70.649.331**	**91.323.162**
Inversiones	20.214.004	15.216.885
ACTIVO FIJO NETO	**269.406.446**	**279.454.979**
Otros Activos	1.336.189	12.575.437
TOTAL ACTIVOS	**361.605.970**	**398.570.463**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

02 APR 30 PM 2:31
RECIBIDO

	1er. Trimestre 2002	1er. Trimestre 2001
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	7.650.000	5.761.218
Porción Circulante Préstamos Largo Plazo	6.641.806	19.391.114
Cuentas por Pagar Comerciales	22.029.325	30.396.314
Otras Cuentas por Pagar	3.425.508	2.547.089
Dividendos	255.677	132.729
Otros	3.281.091	3.595.183
TOTAL PASIVO CIRCULANTE	**43.283.407**	**61.823.647**
PROVISION ISLR		
ISLR por pagar	2.325.273	2.721.938
TOTAL APART. Y PROVISIONES	**2.325.273**	**2.721.938**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.812.500	14.351.351
Prestaciones Sociales y Otras Reservas	6.122.632	5.464.782
Otros Pasivos	1.292.636	12.866.817
TOTAL PASIVO LARGO PLAZO	**10.227.768**	**32.682.950**
TOTAL PASIVO	**55.836.448**	**97.228.535**
PATRIMONIO	**305.769.522**	**301.341.928**
TOTAL PASIVO Y PATRIMONIO	**361.605.970**	**398.570.463**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2002	1er. Trimestre 2001
Ventas Netas	42.073.804	44.720.128
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	23.934.227	31.030.554
Gastos de Administración	2.349.177	2.231.165
Gastos de Ventas	5.803.677	5.270.326
TOTAL COSTOS Y GASTOS OPERATIVOS	**32.087.081**	**38.532.045**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**9.986.723**	**6.188.083**
DEPRECIACION Y AMORTIZACION	**3.878.026**	**3.503.116**
UTILIDAD OPERACIONAL	**6.108.697**	**2.684.967**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-2.841.897	396.375
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	134.775	384.994
Intereses Gastos	-2.610.093	-3.085.273
Diferencias en cambio - neto	27.281	-1.091.175
Ganancia monetaria	545.771	1.373.873
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-1.902.266**	**-2.417.581**
UTILIDAD ANTES DE ISLR	**1.364.534**	**663.760**
Provisión ISLR	745.621	539.251
UTILIDAD NETA	**618.913**	**124.509**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2002
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	51.599.600	128.021.288	200.063	7.453.969	33.801.414	35.229.537	279.245.965
Utilidad neta	-	-	-	-	-	618.913		618.913
Dividendos en efectivo	-	-	-	-	-	(4.781.130)		(4.781.130)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	30.685.774	30.685.774
SALDOS AL 31 DE MARZO DE 2002	22.940.094	51.599.600	128.021.288	200.063	7.453.969	29.639.197	65.915.311	305.769.522

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

RECIBIDO
ARCHIVO
02 APR 30 PM 3:34
COMISION NACIONAL DE VALORES

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2001
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	58.931.151	140.613.164	189.031	8.187.124	37.463.707	60.999.480	329.323.751
Utilidad neta	-	-	-	-	-	124.509	-	124.509
Dividendo en efectivo	-	-	-	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(28.106.332)	(28.106.332
SALDOS AL 31 DE MARZO DE 2001	22.940.094	58.931.151	140.613.164	189.031	8.187.124	37.588.216	32.893.148	301.341.928

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2001 Y 2002
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	618.913	124.509
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	261.527	294.098
Ganancia monetaria	(545.771)	(1.373.873)
Depreciación	3.765.593	3.269.168
Provisión para prestaciones sociales	2.815.345	2.765.723
Pérdida en inversiones, neto	2.046.345	3.048.813
Cambios en activos y pasivos circulantes	4.871.858	(6.957.111)
Cargos diferidos y otros activos	(26.245)	1.124.000
Pago de prestaciones sociales	(2.666.371)	(2.622.216)
Otros pasivos y créditos diferidos	(4.642)	(122.570)
Efectivo neto provisto por las actividades operacionales	11.136.552	(449.459)
ACTIVIDADES DE INVERSION:		
Venta de activos neto proyecto forestal	-	19.161.396
Adiciones de propiedades, planta y equipo neto	(433.922)	-
Venta y retiros de propiedades y equipos	703.710	(8.624.182)
Efectivo neto provisto por las actividades de inversión	269.788	10.537.214
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	7.650.000	4.673.576
Disminución de préstamos a largo plazo	(12.233.966)	(14.749.185)
Dividendos en efectivo	(4.781.130)	-
Efectivo neto usado por las actividades de financiamiento	(9.365.096)	(10.075.609)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	2.041.244	12.146
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	7.760.469	10.475.125
AL FINAL DEL PERIODO	9.801.713	10.487.271

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2002	1er. Trimestre 2001
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	7.650.000	4.900.000
Porción Circulante Préstamos Largo Plazo	6.641.806	16.492.426
Cuentas por Pagar Comerciales	22.029.325	25.852.509
Otras Cuentas por Pagar	3.425.508	2.166.336
Dividendos	255.677	112.888
Otros	3.380.975	3.160.420
TOTAL PASIVO CIRCULANTE	**43.383.291**	**52.684.579**
PROVISION ISLR		
ISLR por pagar	2.325.273	2.315.048
PASIVO A LARGO PLAZO		
Prestamos a Largo Plazo	2.812.500	12.206.034
Prestaciones Sociales y Otras Reservas	6.122.632	4.647.877
Otros Pasivos	10.116.879	11.159.004
TOTAL PASIVO LARGO PLAZO	**19.052.011**	**28.012.915**
TOTAL PASIVO	**64.760.575**	**83.012.542**
PATRIMONIO	**45.592.953**	**45.535.472**
TOTAL PASIVO Y PATRIMONIO	**110.353.528**	**128.548.014**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

02 APR 30 PM 3:31

ARCHIVO RECIBIDO

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2002	1er. Trimestre 2001
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	9.801.713	8.919.577
Cuentas por Cobrar Comerciales	28.721.713	31.290.455
Otras Cuentas por Cobrar	3.053.065	11.832.002
Inventarios	24.277.087	23.133.666
Gastos Pagados por Anticipado	291.188	190.490
Anticipo a Proveedores	1.812.436	1.259.888
TOTAL ACTIVO CIRCULANTE	**67.957.202**	**76.626.078**
Inversiones	3.396.102	1.308.113
ACTIVO FIJO NETO	**37.664.035**	**39.918.230**
Otros Activos	1.336.189	10.695.593
TOTAL ACTIVOS	**110.353.528**	**128.548.014**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2002	1er. Trimestre 2001
Ventas Netas	40.856.114	39.684.024
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	23.126.710	26.195.443
Gastos de Administración	2.258.002	1.673.108
Gastos de Ventas	5.594.457	5.083.415
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**9.876.945**	**6.732.058**
DEPRECIACION Y AMORTIZACION	**1.286.141**	**1.242.096**
UTILIDAD OPERACIONAL	**8.590.804**	**5.489.962**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-1.271.992	13.438.841
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	129.629	430.717
Intereses Gastos	-2.542.903	-2.105.790
Diferencias en cambio - neto	23.772	-383.917
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-2.389.502**	**-2.058.990**
UTILIDAD ANTES DE ISLR	**4.929.310**	**16.869.813**
Provisión ISLR	725.842	701.981
UTILIDAD NETA	**4.203.468**	**16.167.832**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.914	33.411.542	45.977.503
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	4.203.468	4.203.468
Dividendos en efectivo	-	-	(4.588.018)	(4.588.018)
SALDOS AL 31 DE MARZO DE 2002	11.470.047	1.095.914	33.026.992	45.592.953

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

		Utilidades retenidas		
	Capital social	Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2000	11.470.047	1.209.141	16.688.452	29.367.640
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	16.167.832	16.167.832
Dividendos en efectivo	-	-		-
SALDOS AL 31 DE MARZO DE 2001	11.470.047	1.209.141	32.856.284	45.535.472

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

COMISION NACIONAL DE VALORES
02 APR 30 PM 3:33
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2001 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	4.203.468	16.167.832
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	261.527	226.125
Utilidad en inversiones	-	(18.352.001)
Provisión para inversiones	499.937	21.444
Depreciación	1.164.226	1.105.785
Provisión para prestaciones sociales	2.630.009	2.352.288
Cambios en activos y pasivos operacionales	3.893.282	(12.356.054)
Cargos diferidos y otros activos	(27.273)	36.483
Pago de prestaciones sociales	(2.141.779)	(2.143.691)
Otros pasivos y créditos diferidos	(29.629)	(29.610)
Efectivo neto provisto (usado) por las actividades operacionales	10.453.768	(12.971.399)
ACTIVIDADES DE INVERSION:		
Venta de activos netos proyecto forestal	-	16.983.000
Compra de propiedades, planta y equipo	(660.807)	(753.712)
Venta de propiedades y equipos	503.389	-
Efectivo neto provisto (usado) por las actividades de inversión	(157.418)	16.229.288
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	7.650.000	3.995.000
Disminución de préstamos a largo plazo	(10.806.211)	(11.651.134)
Dividendos en efectivo	(4.588.018)	-
Efectivo neto usado por las actividades de financiamiento	(7.744.229)	(7.656.134)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	2.552.121	(4.398.245)
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	7.249.592	13.317.822
AL FINAL DEL PERIODO	9.801.713	8.919.577

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Maria Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

02 APR 30 PM 3:33

ARCHIVO RECIBIDO

PRESTAMOS A LARGO PLAZO

Al 31 de Marzo de 2002, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:

	(MBs.)
a. Préstamo de banco del exterior por un monto total de US$ 5,05 millones. Por un plazo de 3 años. Vence en noviembre de 2002.	1.129.306
b. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en agosto de 2003.	2.250.000
c. Préstamo de banco local por un monto total de Bs.2.000 millones. Por un plazo de 2 años. Vence en enero de 2003.	1.500.000
d. Préstamo de banco local por un monto total de Bs.1.250 millones. Por un plazo de 2 años. Vence en junio de 2002.	312.500
e. Préstamo de banco local por un monto total de Bs.1.450 millones. Por un plazo de 1 año. Vence en junio de 2002.	1.450.000
f. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 1 año. Vence en septiembre de 2003.	2.812.500
Menos Porción Circulante	-6.641.806
	2.812.500